Exhibit 99.1
Independent Auditor's Report (Separate Financial Statements) of Shinhan Card as of December 31, 2023

SHINHAN CARD CO., LTD.

Separate Financial Statements

December 31, 2023

(With Independent Auditors' Report Thereon)

Contents

	Page
Independent Auditors' Report	1
Separate Statements of Financial Position	3
Separate Statements of Comprehensive Income	4
Separate Statements of Changes in Equity	5
Separate Statements of Cash Flows	6
Notes to the Separate Financial Statements	8
Independent Auditors' Review Report on Internal Control over Financial Reporting	122
ICFR Operating Status Report	123

Independent Auditors' Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholder of Shinhan Card Co., Ltd.

Opinion

We have audited the separate financial statements of Shinhan Card Co., Ltd.("the Company"), which comprise the separate statement of financial position as of December 31, 2023, the separate statement of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Group as of December 31, 2023, and its separate financial performance and its separate cash flows for the year then ended in accordance with Korean International Financial Reporting Standards ("K-IFRS").

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

The separate financial statements of the Group for the year ended December 31, 2022 were audited by another auditor who expressed an unmodified opinion on those statements on March 6, 2023.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

March 4, 2024
Seoul, Korea

This report is effective as of March 4, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD.
Separate Statements of Financial Position
As of December 31, 2023 and 2022

(In millions of won, except share data)	Note		2023	2022
Assets				
Cash and due from banks	10,40	₩	493,057	407,852
Financial assets at fair value through profit or loss	11		1,513,207	864,401
Derivative assets	12		147,690	138,072
Credit card receivables at amortized cost and others	13		35,362,909	35,676,297
Lease assets	14		2,082,812	1,944,821
Financial assets at fair value through other comprehensive income	16		393,979	375,471
Property and equipment, net	15,17		617,717	623,982
Intangible assets	18		98,507	90,256
Investments in subsidiaries and others	19		331,677	325,082
Current tax assets	39		21,626	21,634
Deferred tax assets	39		115,747	116,841
Investment properties	20		46,943	45,959
Defined benefit assets	24		3,480	36,795
Other assets	21		1,372,791	1,640,945
Total assets		₩	42,602,142	42,308,408
Liabilities				
Derivative liabilities	12	₩	229	-
Borrowings	22		9,739,749	11,616,048
Debentures, net	23		19,282,427	18,467,463
Current tax liabilities	39		87,386	79,203
Provisions	25		232,105	237,320
Other liabilities	15,26		5,289,129	4,551,597
Total liabilities		₩	34,631,025	34,951,631
Equity				
Common stock	27		626,847	626,847
Hybrid bonds			699,822	399,901
Capital surplus	27		860,592	860,592
Capital adjustments	27		1,895	1,893
Accumulated other comprehensive loss	27		(60,158)	(35,432)
Retained earnings	27,28		5,842,119	5,502,976
Total equity			7,971,117	7,356,777
Total liabilities and equity		₩	42,602,142	42,308,408

The accompanying notes are an integral part of the separate financial statements.

SHINHAN CARD CO., LTD.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2023 and 2022

(In millions of won, except earnings per share)	Note		2023	2022
Interest income		₩	2,636,469	2,344,686
Interest expense			(883,759)	(677,497)
Net interest income	32		1,752,710	1,667,189
Fee and commission income			2,039,246	1,740,291
Fee and commission expense			(1,275,435)	(1,221,557)
Net fee and commission income	33		763,811	518,734
Dividend income	34		382	415
Net gain on financial assets at fair value through profit or loss	11		52,120	38,774
Net gain on derivatives	12		31,434	113,871
Net gain(loss) on foreign currency transactions	7		9,882	(78,497)
Provision for credit loss allowance	35		(810,930)	(509,009)
General administrative expenses	36		(684,361)	(692,538)
Other operating expense, net	37		(311,843)	(322,602)
Operating income			803,205	736,337
Non-operating income, net	38		2,383	64,838
Impairment of investments in subsidiaries and others	19		-	(5,201)
Profit before income tax			805,588	795,974
Income tax expense	39		(179,740)	(186,361)
Profit for the year		₩	625,848	609,613
Other comprehensive income (loss):				
Items that will not be reclassified to profit or loss				
Remeasurement of the net defined benefit obligations	24,27	₩	(21,314)	30,697
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	7,27		1,969	6,047
Items that are or may be reclassified to profit or loss				
Loss on financial assets at fair value through other comprehensive income			10,864	(17,031)
Net changes in the unrealized fair value of cash flow hedges	12,27		(16,245)	(18,277)
Other comprehensive income for the year, net of tax			(24,726)	1,436
Total comprehensive income for the year		₩	601,122	611,049
Earnings per share				
Basic and diluted earnings per share (in won)	30		4,752	4,762

The accompanying notes are an integral part of the separate financial statements.

SHINHAN CARD CO., LTD.
Separate Statements of Changes in Equity
For the years ended December 31, 2023 and 2022

(In millions of won)		Common stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2022	₩	626,847	-	860,592	1,871	(36,868)	5,243,604	6,696,046
Transactions with the owner of the Company:								
Dividends		-	-	-	-	-	(337,620)	(337,620)
Share-based payment transactions		-	-	-	22	-	-	22
Issuance of hybrid bonds		-	399,901	-	-	-	-	399,901
Dividend on hybrid bonds		-	-	-	-	-	(12,621)	(12,621)
Total comprehensive income for the year:								
Profit for the year		-	-	-	-	-	609,613	609,613
Remeasurement of the net defined benefit obligations		-	-	-	-	30,697	-	30,697
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	(10,984)	-	(10,984)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(18,277)	-	(18,277)
Balance at December 31, 2022	₩	626,847	399,901	860,592	1,893	(35,432)	5,502,976	7,356,777
Balance at January 1, 2023	₩	626,847	399,901	860,592	1,893	(35,432)	5,502,976	7,356,777
Transactions with the owner of the Company:								
Dividends		-	-	-	-	-	(256,631)	(256,631)
Share-based payment transactions		-	-	-	2	-	-	2
Issuance of hybrid bonds		-	299,921	-	-	-	-	299,921
Dividend on hybrid bonds		-	-	-	-	-	(30,074)	(30,074)
Total comprehensive income for the year:								
Profit for the year		-	-	-	-	-	625,848	625,848
Remeasurement of the net defined benefit obligations		-	-	-	-	(21,314)	-	(21,314)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	12,833	-	12,833
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(16,245)	-	(16,245)
Balance at December 31, 2023	₩	626,847	699,822	860,592	1,895	(60,158)	5,842,119	7,971,117

The accompanying notes are an integral part of the separate financial statements.

SHINHAN CARD CO., LTD.
Separate Statements of Cash Flows
For the years ended December 31, 2023 and 2022

(In millions of won)

		2023	2022
Cash flows from operating activities			
Profit for the year	₩	625,848	609,613
Adjustments for:		(1,573,352)	(1,481,234)
Interest income		(2,636,469)	(2,344,686)
Interest expense		883,759	677,497
Dividend income		(382)	(415)
Income tax expense		179,740	186,361
Fee and commission income		37,444	32,470
Fee and commission expense		1,009	670
Net gain on sale of financial assets at fair value through profit or loss		(4,029)	(7,102)
Net loss on sale of financial assets at fair value through profit or loss		322	-
Net gain on valuation of financial assets at fair value through profit or loss		(7,164)	(4,494)
Net loss on valuation of financial assets at fair value through profit or loss		1,806	1,133
Net gain on derivatives		(33,334)	(118,611)
Net loss on derivatives		1,900	4,740
Net gain on foreign currency transactions		(2,532)	(9,483)
Net loss on foreign currency transactions		33,813	120,554
Provision for credit loss allowance		810,930	509,009
Employee-related expenses		20,093	24,211
Depreciation expenses		61,979	53,885
Increase (Decrease) in provision for restoration		(1,282)	20
Other operating income		-	-
Other operating expenses		445,122	351,390
Non-operating income		(1,036)	(62,974)
Non-operating expenses		1,906	1,547
Subsidiary investment stock damage loss		-	5,201
		1,366,947	902,166
Changes in assets and liabilities:			
Due from banks at amortized cost		(50,000)	-
Financial assets at fair value through profit or loss		(604,809)	75,103
Credit card receivables at amortized cost and other		(328,472)	(3,250,701)
Lease assets		(583,175)	(898,355)
Other assets		(143,310)	(401,899)
Net defined benefit obligations		(10,632)	(49,989)
Provisions		(37,261)	(22,206)
Other liabilities		592,608	545,795
		(1,165,051)	(4,002,252)
Income taxes paid		(161,906)	(295,341)
Interest received		2,489,477	2,177,939
Interest paid		(701,926)	(636,285)
Dividend received		382	415
Net cash inflow (outflow) from operating activities	₩	880,419	(2,724,988)

SHINHAN CARD CO., LTD.
Separate Statements of Cash Flows (continued)
For the years ended December 31, 2023 and 2022

(In millions of won)		2023	2022
Cash flows from investing activities			
Proceeds from disposal of financial assets at fair value through profit or loss	₩	7,000	9,339
Acquisition of financial assets at fair value through profit or loss		(41,931)	(14,760)
Proceeds from disposal of financial assets at fair value through other comprehensive income		-	-
Acquisition of financial assets at fair value through other comprehensive income		-	(192,894)
Proceeds from disposal of Investments in subsidiaries and others		4,805	12,163
Acquisition of investments in subsidiaries and others		(11,400)	(68,899)
Proceeds from disposal of property and equipment		970	76,709
Acquisition of property and equipment		(30,670)	(33,391)
Proceeds from disposal of intangible assets		758	637
Acquisition of intangible assets		(29,219)	(27,854)
Decrease in security deposits paid		1,141	4,557
Increase in security deposits paid		(6,372)	(4,193)
Net cash outflow from investing activities		(104,918)	(238,586)
Cash flows from financing activities			
Proceeds from borrowings		855,200	5,728,510
Repayment of borrowings		(2,496,701)	(3,517,500)
Proceeds from debentures		7,163,981	6,200,800
Repayment of debentures		(6,380,000)	(5,595,000)
Cash inflows from cash flow hedges		-	477,760
Cash outflows from cash flow hedges		-	(480,960)
Repayment of lease liabilities		(8,957)	(8,510)
Dividends paid		(256,631)	(337,620)
Increase in security deposits received		110,818	215,470
Issuance of hybrid bonds		299,921	399,901
Payment of dividend on hybrid bonds		(27,927)	(12,041)
Net cash inflow (outflow) from financing activities		(740,296)	3,070,810
Net increase in cash and cash equivalents		35,205	107,236
Cash and cash equivalents at the beginning of the year		407,816	300,580
Cash and cash equivalents at the end of the year (Note 40)	₩	443,021	407,816

The accompanying notes are an integral part of the separate financial statements.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2023 and 2022

1. Reporting Entity

Shinhan Card Co., Ltd. (the "Company") was incorporated on December 17, 1985. The address of the Company's registered office is Eulji-Ro 100, Building A, Jung-Gu, Seoul (Pine Avenue Eulji-Ro 2 Ga). The Company provides credit card services, factoring, installment financing and lease financing under the Specialized Credit Financial Business Act.

As of December 31, 2023, the Company has approximately 20.57 million (actual member criteria) personal credit card holders, 1.98 million merchants in its network and 28 branch offices (including head office). The Company is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. ("Shinhan Financial Group").

2. Basis of Preparation

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea stipulated in Article 5-1-1 of the Act on External Audit of Stock Companies.

These financial statements are separate financial statements prepared in accordance with Korean IFRS1027 Separate Financial Statements presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the cost on interests rather than on the basis of the reported financial performances and net assets of the investees.

The separate financial statements were authorized for issue by the Board of Directors on February 7, 2024, which will be submitted for approval to the shareholder's meeting to be held on March 25, 2024.

(a) Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statements of financial position:

- Derivative financial instruments are measured at fair value;
- Financial instruments at fair value through profit or loss are measured at fair value;
- Financial instruments at fair value through other comprehensive income are measured at fair value;
- Liabilities recognized for cash-settled share-based payment; and
- Present value of liabilities recognized for defined benefit plans, net of the fair value of plan assets.

(b) Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company's functional currency and the currency of the primary economic environment in which the Company operates.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022

2. **Basis of Preparation (continued)**

(c) Use of estimates and judgements

The preparation of the separate financial statements in conformity with Korean-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the separate financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments within the next accounting period are described in Note 5.

(d) Changes in accounting policies

Except for following new accounting standards enacted or amended for the first time for their annual reporting period commencing January 1, 2023, the accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2022. The new standards applied from January 1, 2023, do not have a significant impact on the Company's separate financial statements.

(i) New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2023.

i) K-IFRS 1001 'Presentation of Financial Statements' amended - Disclosure of Accounting Policies

The amendments require an entity to define and to disclose its material information about accounting policies. The Company expects that the amendments will not have a significant impact on the separate financial statements.

ii) K-IFRS 1008 'Accounting Policies, Changes in Accounting Estimates and Errors' amended - Definition of Accounting Estimates

The amendments clarify the definition of accounting estimates and the distinction of a change in accounting policies. The Company expects that the amendments will not have a significant impact on the separate financial statements.

iii) K-IFRS 1012 'Income Taxes' - Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

Under the amendments, an entity does not apply the initial recognition exemption for transactions which involve the recognition of both an asset and liability – which in turn leads to equal taxable and deductible temporary differences. The Company expects that the amendments will not have a significant impact on the separate financial statements.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2023 and 2022

2. **Basis of Preparation (continued)**

(d) Changes in accounting policies (continued)

(i) New and amended standards and interpretations adopted by the Company (continued)

iv) K-IFRS 1117 'Insurance Contracts'

K-IFRS 1117 'Insurance Contracts' supersedes K-IFRS 1104 'Insurance Contracts'. According to K-IFRS 1117, the Company estimates all cash flows under the insurance contract and measure insurance liabilities by using discount rates that reflect assumptions and risks at the reporting point, then recognizes insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder for each fiscal year. Investment components (such as refunds due to termination/maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and insurance financial income or expense and the investment income or expense are presented separately to enable users of the information to understand the sources of income or expenses. The Company expects that the amendments will not have a significant impact on the separate financial statements.

v) K-IFRS 1001 'Presentation of Financial Statements' – Classification of Debt with Covenants as Current or Non-current

The amendments require disclosure of the carrying amount of the financial liability and its related gains or losses, if all or part of a financial instrument subject to adjustment of the exercise price by changes in the issuer's stock price, are classified as financial liabilities. The Company expects that the amendments will not have a significant impact on the separate financial statements.

(ii) New standards and amendments not yet adopted by the Company

The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2023 and have not been early adopted by the Company.

i) K-IFRS 1001 'Presentation of Financial Statements' amended - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that the Company will exercise right to defer settlement of the liability or the expectations of management. Applying the amendment, if a liability has terms that could, at the option of the counterparty, result in its settlement by the transfer of the Company's own equity instruments, these terms do not affect its classification as current or non-current if the Company recognizes the option separately as an equity instrument. The amendments will be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect this amendment will have a significant impact on the consolidated financial statements.

ii) K-IFRS No. 1007 'Cash Flow Statement' and K-IFRS No. 1107 'Financial Instruments: Disclosures' Supplier Finance Agreement

These amendments require disclosure of notes on supplier finance arrangements to help users of separate financial statements understand the impact of supplier finance arrangements on the Company's debt, cash flow and degree of exposure to liquidity risk. These amendments will be applied from fiscal years beginning on or after January 1, 2024, and the Company does not expect this amendment will have a significant impact on the separate financial statements.

iii) The following new and amended standards are not expected to have a significant impact on the Company

- Lease liabilities arising from sales and leaseback (K-IFRS No. 1116 '*Lease*')
- Disclosure of Crypto Assets (K-IFRS No. 1001 '*Presentation of Financial Statements*')

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2023 and 2022

3. Material Accounting Policies

Material Accounting Policies applied by the Company in preparation of its separate financial statements are described below. The Company has consistently applied the following accounting policies to all periods presented in these separate financial statements, except for changes in accounting policies mentioned Note 2 (d).

(a) Investments in associates and subsidiaries in the separate financial statements

The separate financial statements are prepared and presented in accordance with Korean IFRS 1027, Separate Financial Statements. The Company applied the cost method in accordance with Korean IFRS 1027 and methods in accordance with Korean IFRS 1109 Financial Instruments to investments in associates and subsidiaries. Dividend from investments in associates and subsidiaries is recognized in profit or loss when the right to receive the dividend is finalized.

(b) Cash and cash equivalents

They are short-term investment assets with high liquidity, such as cash balances, foreign currencies, and demand deposits, and short-term investment assets with a slight risk of value fluctuations are classified as cash and cash equivalents.

(c) Non-derivative financial assets

(i) Recognition and initial measurement

Issued debentures are initially recognized at the time of issue. Other financial instruments and financial liabilities are recognized only when the Company becomes a party to the contract for the financial instrument.

(ii) Classification and subsequent measurement

Financial asset: Business model

The Company assesses the objective of the business model held at the portfolio level of financial assets because it best reflects the way the business is managed, and information is provided to management. Such information takes into account for the following:
- The accounting policies and objectives specified for the portfolio and the actual operation of these policies. These include management's strategy focused on obtaining contractual interest revenue, maintaining the level of interest revenue, and financing the debt financing and matching the duration of the financial asset's duration and on the outflow or realization of expected cash flows through the sale of the asset;
- Assessment of the performance of financial assets held in a business model and reporting the assessment to key management personnel;
- The risks affecting the performance of the business model (and the financial assets held in the business model) and how they are managed;
- Compensation for management (e.g., compensation based on the fair value of the managed asset or on the contractual cash flows received); and
- The frequency, amount, timing, reasons and expectations of future sales activities of financial assets in prior periods.

For this purpose, transfers of financial assets from transactions that do not meet the derecognition requirements to third parties are not considered as sales.

A portfolio of financial assets that meets the definition of trading or its performance evaluated on a fair-value basis measured at fair value through profit or loss.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2023 and 2022

3. **Material Accounting Policies (continued)**

(c) Non-derivative financial assets (continued)

(ii) Classification and subsequent measurement (continued)

Financial asset: Contractual cash flows are solely payments of principal and interest on the principal amount outstanding

Assessing whether contractual cash flows consist solely of principal and interest payments, the Company considers the terms and conditions of the instrument. If a financial asset contains a contractual term that changes the timing or amount of contractual cash flows, the Company must determine whether the contractual cash flows that may arise over the life of the financial instrument are solely payments of principal and interest.

To make an assessment, the Company considers the following:
- Contractual terms that change the timing or amount of contractual cash flows;
- Terms that adjust the contractual interest rate, including variable interest rate features;
- Prepayment features and extension features;
- Terms and conditions that limit the Company's claims on cash flows arising from specific assets. (e.g., non-recourse features)

(iii) Offsetting

Financial assets and liabilities are offset only when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d) Derivative financial assets

(i) Derivatives and Hedge Accounting

The Company holds derivative financial instruments to hedge foreign exchange and interest rate exposures. If the host contract is not a financial asset and meets certain requirements, the embedded derivative is accounted for separately and separated from the host contract.

The Company designates specific derivatives and non-derivative financial liabilities as hedging instruments to hedge the variability of cash flows associated with future forecast transactions that are likely to arise from changes in exchange rates and interest rates, as the purpose of hedging exchange risk against net investments in foreign operations.

At the inception of the hedge, the Company documents the purpose and strategy of risk management to perform the hedge. The Company documents the economic relationship between the hedged item and the hedging instrument, including whether changes in the cash flows of the hedged item and the hedging instrument are expected to offset each other.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2023 and 2022

3. **Material Accounting Policies (continued)**

(d) Derivative financial assets (continued)

(ii) Cash flow hedge

The Company designates part of derivatives as hedging instruments in a cash flow hedging relationship. Part of derivatives are recognized as hedging costs in other comprehensive income and accumulated as separate items in equity.

(e) Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm's length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices are disclosed actual and regularly occurring market transactions on an arm's length basis.

If the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm's length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs and relies as little as possible on entity-specific inputs. Periodically, the Company calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique. Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the Company and the credit risk of customers. As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

(f) Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on the following assets:
- Financial assets measured at amortized cost
- Debt securities measured at FVOCI

The Company measures loss allowances at an amount equal to the lifetime expected credit losses "ECLs", except for the following, which are measured as twelve-month ECLs:
- Financial instrument that are determined to have low credit risk at the reporting date; and
- Financial instrument for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Company assumes that the credit risk on a financial asset has increased significantly when:
- Asset credit quality is cautionary or less
- Significant changes in credit rating occur; or
- Specified overdue pool segment (personal card receivables past due over seven days, etc.) incurs

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2023 and 2022

3. **Material Accounting Policies (continued)**

(f) Impairment of financial assets (continued)

The Company considers a financial asset to be in default when:
- The financial asset is more than 90 days past due.

(i) Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit- impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that financial assets impaired includes the following observable information.
- Significant financial difficulty of the borrower or issuer
- Default or delinquency in interest or principal payments
- Restructuring of a loan or a concession granted by the Company, which the Company would not otherwise consider
- Indications that a borrower or issuer will enter bankruptcy or other financial reorganization
- The disappearance of an active market for a security
- Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

(ii) Presentation of impairment loss

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Debt securities that are measured at FVOCI are included in Current Profit and Loss, and also recognized in Other Comprehensive Income.

(iii) Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Company evaluates whether there is a reasonable expectation of recovering a financial asset based on historical experience of recoveries of similar assets. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company's procedures for recovery of amounts due.

(g) Property and equipment

Among the items in Property and Equipment, Land is not depreciated, and items of other property and equipment are depreciated using the straight-line method over their estimated useful lives described below, which most closely reflect the expected pattern of consumption of the future economic benefits implicated in the assets.

The estimated useful lives and depreciation methods of property and equipment are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	5 years	Straight-line method
Other tangible assets	5 years	Straight-line method

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2023 and 2022

3. **Material Accounting Policies (continued)**

(h) Intangible assets

Intangible assets are measured initially at cost and after initial recognition are carried at cost less accumulated amortization and any accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line method over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	5 years
Software	5 years
Other intangible assets	5 years or less

(i) Leases

(i) Lessor

Where the Company is a lease provider, it classifies each lease as an operating lease and a financial lease. Lease income from operating leases where the Company is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are presented in the statement of financial position based on their nature. In the case of financial leases, assets held under financial leases are recognized in the statement of financial position at the commencement of the lease, the assets are presented as receivables of the same amount as net lease investment, and financial returns are recognized over the lease period.

(ii) Lessee

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Company is lessee, the Company applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2023 and 2022

3. Material Accounting Policies (continued)

(i) Leases (continued)

The lease payments shall be discounted using the interest rate in the lease, if the implicit interest rate can be readily determined. If the implicit interest rate cannot be readily determined, the lessee shall use the lessee's incremental borrowing rate, the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

To determine the incremental borrowing rate, the Company:
- where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received
- uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by a subsidiary of the Company, which does not have recent third-party financing
- makes adjustments specific to the lease, such as country, currency, guarantee and warrent.

If a readily observable amortizing loan rate is available to the individual lessee (through recent financing or market data) which has a similar payment profile to the lease, then the Company uses that rate as a starting point to determine the incremental borrowing rate.

The Company is exposed to the risk of potentially increasing variable lease payments based on an index or rate in the future, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is recognized in profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The Company depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset's useful life. The Company has not chosen the revaluation model to buildings recognised in the right-of-use assets.

Payments associated with short-term leases of equipment and vehicles and leases of low-value assets are recognized on a straight-line basis in profit or loss. Low-value assets comprise IT-equipment and small items of office furniture.

(j) Investment property

A property held for rental income or investment gains is classified as investment property. Investment property is measured at cost at initial recognition, and as subsequent measurement, the investment property is presented at its cost less any accumulated depreciation and any accumulated impairment losses. Among properties, an investment property excluding land is depreciated with a straight-line method for 40 years of useful life.

(k) Non-derivative financial liabilities

The Company classifies financial liabilities based on the substance of the contractual agreement and the definition of a financial liability into financial liabilities at fair value through profit or loss and other financial liabilities. And the Company recognizes them in the separate financial statements when the Company becomes the party to the contractual agreement.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2023 and 2022

3. Material Accounting Policies (continued)

(l) Employee benefits

(i) Post-employment benefit plan

The Company has introduced and managed both a defined benefit pension plan and a defined contribution pension plan. Employees have a right to choose one of the pension plans.
Defined contribution plans are calculated annually by an independent accountant using the projected unit credit method.

(ii) Termination benefits

Termination benefits are expensed when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancy are expensed if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months following the reporting period, then they are discounted at present value.

(m) Provisions

The Company recognizes provisions related to litigations and unused credit commitments from credit card sales and cash services. Provisions for unused credit commitments from credit card sales and cash service are estimated using a valuation model that takes credit conversion factor, probability of default, and loss given default into account. In addition, when the Company bears the responsibility for restoration following the expiration of a rental contract, the Company recognizes the present value of the estimated restoration costs as a provision.

(n) Foreign currencies

In preparing financial statements, the Company records a foreign currency transaction by applying the exchange rate at the date of transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate, non-monetary items that are measured at fair value are translated using the exchanged rates at the date when the fair value was measured, and non-monetary items that are measured in terms of historical cost are translated using the exchange rate at the day of the transaction.

(o) Share-based payment transactions

Shinhan Financial Group, which is the parent company, has granted shares or share options to the Company's employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Company is required to pay Shinhan Financial Group for the provision of the share-based payments. The Company recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment agreements granted by Shinhan Financial Group to employees are accounted for as equity-settled share-based payment transactions, and share-based payment agreements granted by the Company to employees are accounted for as cash-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2023 and 2022

3. Material Accounting Policies (continued)

(p) Revenue from contracts with customers(continued)

The Company recognizes fee income from cardholders and merchants on an accrual basis applying the following five steps: ① Identify the contracts with the customers, ② Identify the separate performance obligations, ③ Determine the transaction price of the contract, ④ Allocate the transaction price to each of the separate performance obligations, and ⑤ Recognize the revenue as each performance obligation is satisfied. However, the Company recognizes fee income related to delinquent receivables, whose probability of future economic benefits is low, on a cash basis.

The fair value of the consideration received or receivable in respect of an initial sale is allocated to reward points ("points") and other components of fee and commission income. The Company provides rewards in various forms including discounts on credit settlements and gifts. The amount allocated to points is estimated at the amount expected to be paid on points rewarded to cardholders in consideration of the expected redemption rate and is recognized as a deduction from the fee and commission income.

(q) Finance income and finance costs

The Company's Finance income and finance costs consist of:
- Interest income;
- Interest expense;
- Dividend income;
- Net income or loss on financial assets measured at fair value through profit or loss;
- Net income or loss on foreign currency transactions;
- Net impairment losses or reversals of impairment losses on financial assets measured at amortized cost;
- Remeasurement gains on acquirer's previously held equity interest in the acquiree at its acquisition-date fair value;
- Loss of changes in fair value of contingent consideration classified as a financial liability;
- Hedge ineffectiveness recognized in profit or loss; and
- Net reclassified profit or loss on cash flow hedges of interest rate risk and exchange rate risk of borrowings previously recognized in other comprehensive income

Interest income or expense is recognized using the effective interest method. Dividend income is recognized in profit or loss on the date on which the Company's right to receive payment is established. In addition, handling fee income and incidental expenses related to loans are deferred and presented as a deduction from loan receivables. They are depreciated using the effective interest method during the loan period and recognized in income and expense.

When calculating interest income or interest expense, the effective interest rate is applied to the gross carrying amount of the asset (if the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that subsequently have been credit-impaired since initial recognition, interest revenue is calculated by applying an effective interest rate to the amortised cost of the financial asset. The Company calculates the interest revenue by applying the effective interest rate to the gross carrying amount if the financial asset is no longer credit impaired.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2023 and 2022

3. Material Accounting Policies (continued)

(r) Income taxes

Shinhan Financial Group, which is the parent company, files with the Korean tax authorities its national income tax return under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Company. The Company recognizes temporary differences between the book value of assets and liabilities and the tax base, as well as deferred tax liabilities and assets related to deductible temporary differences and tax credits that will result in future corporate tax obligations and reductions. These are attributed directly to the Company and classified as deferred corporate tax liabilities and assets.

Tax uncertainty arises from the Company's claims for correction due to the complexity of transactions or differences in tax law interpretation, and refund lawsuits and tax investigations by tax authorities. Where the Company has paid tax according to Korean IFRS 2123, and there is a highly probable of having a tax refund in the future, it will be recognized as corporate tax assets, and the amount expected to be paid as a result of tax audits will be recognized as corporate tax liabilities.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2023 and 2022

4. Financial Risk Management

(a) General information of risk management

The Company has exposure to the following risks related to financial instruments:
- Credit risk, Liquidity risk, Market risk
This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies, and processes for measuring and managing risk, and the Company's management of capital. Further quantitative disclosures are included throughout these separate financial statements.

(i) Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors. To effectively implement the Risk Management Committee's determination and deliberation, the Company runs the Risk Management Council which includes the CRO (Chief Risk Officer) as chairman and consists of heads of relevant units and divisions. In order to assist the two committees, there is an independent risk executive team which is fully in charge of tasks related to risk management.

In addition, the Company established a Credit Review Committee separately from the Risk Management Council to conduct credit evaluations of corporate customers with outstanding loans over a certain amount and other significant credit matters. The Credit Review Committee is led by the CRO and consists of heads of relevant divisions.

(ii) Risk management process

The Company measures credit risk, liquidity risk, market risk, and interest rate risk. The Company presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital. On the basis of organized financial plans in accordance with established guidelines, the Company organizes risk plans and sets risk limits, which encompass the Company's entire risk appetite.

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system. The Company manages total risk limits, risk limits for each type of risk and risk limits by product. If total risk exceeds 95% of its limit, the Company immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Company Risk Management Committee. In case of risk limits for each type of risk, after consultation with the Shinhan Financial Group, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. In case of risk limits by product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

(iii) Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group's risk dashboard for early detection of risk, regular risk measurement and monitoring systems the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System. The Company performs weekly monitoring on short-term credit quality indicators and leading economic indicators.

- Risk dashboard

The risk dashboard is a risk monitoring system to provide early detection and proactive response to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and credit quality of members(credit ratings). It performs the pre-detection function on the risk factors such as increases in assets, and risks by each monitoring target. Regarding quantitative indicators such as increases in assets and increases in risks, the Company defines the determination level of risk detection by the statistical significance level. By regular monitoring, the risk management team together with relevant teams analyses the cause and prepares and implements a countermeasure.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2023 and 2022

4. Financial Risk Management (continued)

(a) General information of risk management (continued)

(iii) Risk monitoring (continued)

- Risk measurement and monitoring reporting

The Company regularly reports the overall results of risk measurement and monitoring to the Risk Management Council and Risk Management Committee. Regular monitoring items consist of operational status of risk limits (total / type / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

(iv) Enterprise crisis management system

The Company maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Company's survival as a going concern. The Company maintains crisis planning for three levels of contingencies, namely, 'alert', 'imminent crisis' and 'crisis' determination of which is made based on quantitative and qualitative monitoring and impact analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators, and leading indicators and the stage of crisis is determined quantitatively. Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

Enterprise crisis stages consist of six stages, Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending and Crisis, which are determined by a scoring system based on internal and external indicators.

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented. For the purpose of efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined. Crisis management organizations consist of a Risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession. In addition, the Company has Risk Management Council and Crisis Management Council headed by the CEO, and Group Crisis Management Council headed by the CEO of the Shinhan Financial Group. These organizations and their detailed roles and responsibilities enable the Company to cope with crisis systematically.

(v) Evaluation process

The Company sets and operates the standards on credit card issuance pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Specialized Credit Finance Business. If the basic qualification standards are not met, credit card issuance is prohibited. When standards are met, credit card issuance is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Company's internal information, external information from Credit Bureaus, and personal information in the application form. The Company prohibits higher-risk customers from being issued a credit card by using supplementary information such as overdue history and Credit Bureaus' credit ratings.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2023 and 2022

4. **Financial Risk Management (continued)**

(a) General information of risk management (continued)

(v) Evaluation process(continued)

The Company utilizes customer transaction records with Shinhan Financial Group's subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance for new customers. The Company performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Company is able to predict the potential risk of certain customer groups and establish the management policy for higher-risk groups.

The Company determines an optimized credit limit for new credit card holders according to their payment ability by considering occupation, income, property, debt, and transaction records with Shinhan Financial Group's subsidiaries. The Company operates a management system which enables the Company to monitor the changes in risk and prevent high-risk groups from being credit card holders by monitoring monthly indicators.

(vi) Credit Scoring System

The Company's Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System). BS (Behavioural Score) evaluates the credit card holder's credit quality regularly. Credit card AS (Application Score) evaluates potential credit card holder's credit quality when they apply for credit card issuance. Card loan AS and installment AS evaluate potential customers' credit quality. The Company utilizes the Credit Scoring System in order to monitor its customers' and portfolios' risk exposures.

AS is mainly based on the application form information, and BS is based on history information such as card use and payment after issuing a card. Common use information is calculated by using internal information such as payment ability, assets, period of use of the Company, financial institution transaction details of applicants, external information such as credit rating agencies (NICE, KCB), and banking association.

AS application work is approved if the applicant's credit rating is above a certain score and does not correspond to the policy refusal reason such as delinquency of other card companies. AS application is a long-term customer of Shinhan Financial Group and a card applicant with good credit history. In addition, the Company uses the elements of credit rating as the basis for setting the limit when issuing cards. The monthly recalculated BS predicts the delinquency rate of card members, and the Company uses it to monitor members and monitor portfolio risk exposures.

(b) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers and investment securities. The Company complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Application of credit risk management includes not only all the transactions in these consolidated financial statements but also off balance items such as guarantees, loan agreements and derivatives transactions that could possibly generate economic loss. The Company assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Company estimates credit risks of financial instruments using PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) utilizing the risk estimation methodology of Basel II. The Company applies the Basel basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business. Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel. Credit risks are divided into respective business segments and merchandise segments, and the Company sets limits for each segment, which are monitored by the risk control process, and established an action plan in case that credit risks get close to, or exceed limits.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(i) Exposure to credit risk

The carrying amount of financial instruments represents the Company's maximum exposure to credit risk. Exposure to credit risk of the Company as of December 31, 2023 and 2022 are as follows. Cash held by the Company is excluded.

		2023	2022
Due from banks and credit card receivables at amortized cost and other (*)			
Banks	₩	493,157	408,025
Retail		5,924,199	6,085,132
Government/Public section /Central bank		988	24
Corporations		2,869,163	2,512,716
Credit card receivables Card		26,568,453	27,078,250
		35,855,960	36,084,147
Financial assets at FVTPL			
Debt securities		15,099	9,924
Beneficiary certificates		1,483,973	846,091
		1,499,072	856,015
Financial assets at FVOCI			
Debt securities		318,572	302,693
Derivative financial assets		147,690	138,072
Other assets (*)			
Other financial assets		1,192,888	1,104,657
	₩	39,014,182	38,485,584

(*) The maximum exposure to credit risk is measured as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount amount.

As of December 31, 2023 and 2022, the maximum exposure to credit risk caused by unused credit commitments amounted to ₩91,226,285 million, and ₩91,358,278 million, respectively. As of December 31, 2023 and 2022, the balance of the Borrowing guarantee the Company provided to the subsidiary are ₩501,947 million and ₩342,367 million. As of December 31, 2023 and 2022, the securities purchase agreement signed by the Company are ₩106,726 million and ₩104,546 million, respectively.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(ii) Credit risk exposure by measurement method

Details of the financial instruments based on measurement method of loss allowance by internal credit rating as of December 31, 2023 and 2022 are as follows:

		2023						
	12-month ECLs measurement		**Lifetime ECLs measurement**		**Impaired assets**	**Subtotal**	**Allowance for doubtful accounts**	**Total**
	Prime	**Normal**	**Prime**	**Normal**	**Impaired**			
Due from banks and credit card receivables at amortized cost, etc.								
Banks ₩	493,157	-	-	-	-	493,157	-	493,157
Retail	4,646,070	882,850	226,200	208,326	51,189	6,014,635	(90,437)	5,924,198
Government /Public section /Central bank	143	781	-	77	-	1,001	(14)	987
Corporations	863,446	1,882,627	1,329	157,413	6,083	2,910,898	(41,734)	2,869,164
Card receivable	20,574,259	2,404,136	1,506,596	2,585,311	630,286	27,700,588	(1,132,134)	26,568,454
	26,577,075	5,170,394	1,734,125	2,951,127	687,558	37,120,279	(1,264,319)	35,855,960
Financial assets at FVOCI								
Debt securities (*)	318,572	-	-	-	-	318,572	-	318,572
₩	26,895,647	5,170,394	1,734,125	2,951,127	687,558	37,438,851	(1,264,319)	36,174,532

(*) The provision for credit loss allowance of financial assets at FVOCI recognized as other comprehensive income as of December 31, 2023 is ₩132 million.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(ii) Credit risk exposure by measurement method (continued)

		2022						
	12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
	Prime	Normal	Prime	Normal	Impaired			
Due from banks and credit card receivables at amortized cost								
Banks ₩	407,994	36	-	-	-	408,030	(5)	408,025
Retail	4,904,221	878,976	196,049	153,046	32,298	6,164,590	(79,458)	6,085,132
Government /Public section /Central bank	24	-	-	-	-	24	-	24
Corporations	596,746	1,828,910	888	116,203	2,531	2,545,278	(32,562)	2,512,716
Card receivable	20,852,155	2,447,763	1,670,823	2,647,382	486,574	28,104,697	(1,026,447)	27,078,250
	26,761,140	5,155,685	1,867,760	2,916,631	521,403	37,222,619	(1,138,472)	36,084,147
Financial assets at FVOCI								
Debt securities (*)	302,693	-	-	-	-	302,693	-	302,693
₩	27,063,833	5,155,685	1,867,760	2,916,631	521,403	37,525,312	(1,138,472)	36,386,840

(*) The provision for credit loss allowance of financial assets at FVOCI recognized as other comprehensive income as of December 31, 2022 is ₩ 98 million.

25

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(ii) Credit risk exposure by measurement method (continued)

Details of the off-balance item based on measurement method of loss allowance by internal credit rating as of December 31, 2023 and 2022 are as follows:

		2023			
		Prime	**Normal**	**Impaired**	**Total**
Financial guarantee					
12-month expected credit loss	₩	501,947	-	-	501,947
Loan commitments and other credit related liabilities					
12-month expected credit loss		87,211,402	2,089,173	-	89,300,575
Lifetime expected credit loss		1,067,682	960,999	-	2,028,681
Impaired financial asset		-	-	3,754	3,754
		88,279,084	3,050,172	3,754	91,333,010
	₩	88,781,031	3,050,172	3,754	91,834,957

		2022			
		Prime	**Normal**	**Impaired**	**Total**
Financial guarantee					
12-month expected credit loss	₩	342,367	-	-	342,367
Loan commitments and other credit related liabilities					
12-month expected credit loss		86,373,438	2,217,839	-	88,591,277
Lifetime expected credit loss		1,890,951	976,498	-	2,867,449
Impaired financial asset		-	-	4,098	4,098
		88,264,389	3,194,337	4,098	91,462,824
	₩	88,606,756	3,194,337	4,098	91,805,191

In the case of individual members, based on the internal credit rating, the Company manages the members with lower credit loss ratio compared to the profit ratio before impairment with prime, while others are classified as normal. In case of corporate members, AAA ~ BBB+ rating and non-rating of government/public section/central banks are classified as prime, while others are classified as normal.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

  (b) Credit risk (continued)

(iii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2023 and 2022 are as follows:

		2023								
		Korea	**USA**	**UK**	**Japan**	**Germany**	**Vietnam**	**China**	**Other**	**Total**
Due from banks and credit card receivables at amortized cost, etc.										
Banks	₩	493,157	-	-	-	-	-	-	-	493,157
Retail		5,914,204	946	56	158	20	189	7,375	1,251	5,924,199
Government/Public section/Central bank		988	-	-	-	-	-	-	-	988
Corporations		2,727,417	-	-	-	-	141,746	-	-	2,869,163
Card receivable		26,495,427	10,319	362	2,241	252	2,171	39,056	18,625	26,568,453
		35,631,193	11,265	418	2,399	272	144,106	46,431	19,876	35,855,960
Securities at fair value through profit or loss		1,499,072	-	-	-	-	-	-	-	1,499,072
Securities at fair value through other comprehensive income		318,572	-	-	-	-	-	-	-	318,572
		37,448,837	11,265	418	2,399	272	144,106	46,431	19,876	37,673,604
Off-balance accounts										
Guarantees		-	-	-	-	-	182,504	-	319,443	501,947
Loan commitments and other liabilities related credit		91,121,139	35,955	1,151	11,876	876	5,214	105,559	51,241	91,333,011
	₩	91,121,139	35,955	1,151	11,876	876	187,718	105,559	370,684	91,834,958

27

Notes to the Separate Financial Statements
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

  (b) Credit risk (continued)

(iii) Concentration by geographic location (continued)

		2022								
		Korea	**USA**	**UK**	**Japan**	**Germany**	**Vietnam**	**China**	**Other**	**Total**
Due from banks and credit card receivables at amortized cost										
Banks	₩	408,025	-	-	-	-	-	-	-	408,025
Retail		6,073,087	1,340	70	16	-	248	8,797	1,574	6,085,132
Government/Public section/Central bank		24	-	-	-	-	-	-	-	24
Corporations		2,373,313	-	-	-	-	139,403	-	-	2,512,716
Card receivable		27,007,623	10,055	337	2,225	254	1,901	38,312	17,543	27,078,250
		35,862,072	11,395	407	2,241	254	141,552	47,109	19,117	36,084,147
Securities at fair value through profit or loss		856,015	-	-	-	-	-	-	-	856,015
Securities at fair value through other comprehensive income		302,693	-	-	-	-	-	-	-	302,693
		37,020,780	11,395	407	2,241	254	141,552	47,109	19,117	37,242,855
Off-balance accounts Guarantees		-	-	-	-	-	117,603	-	224,764	342,367
Loan commitments and other liabilities related credit		91,272,312	33,083	1,021	10,685	769	4,132	93,353	47,469	91,462,824
	₩	91,272,312	33,083	1,021	10,685	769	121,735	93,353	272,233	91,805,191

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iv) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2023 and 2022 are as follows:

Classification		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Others	Retail customers	Total
					2023					
Due from banks and credit card receivables at amortized cost:										
Banks	₩	493,157	-	-	-	-	-	-	-	493,157
Retail		-	-	-	-	-	-	-	5,924,199	5,924,199
Government/Public section/Central bank		-	-	-	-	-	-	988	-	988
Corporations		424,123	283,216	377,307	179,708	155,370	7,578	1,441,861	-	2,869,163
Card receivable		76,923	274,326	279,160	70,624	41,748	12,618	937,112	24,875,942	26,568,453
		994,203	557,542	656,467	250,332	197,118	20,196	2,379,961	30,800,141	35,855,960
Securities at FVTPL		-	-	-	-	-	-	1,499,072	-	1,499,072
Securities at FVOCI		-	-	-	-	-	-	318,572	-	318,572
		994,203	557,542	656,467	250,332	197,118	20,196	4,197,605	30,800,141	37,673,604
Off-balance accounts										
Guarantees		501,947	-	-	-	-	-	-	-	501,947
Loan commitments and other liabilities related to credit		296,961	736,782	539,947	224,246	142,887	73,173	1,987,362	87,331,653	91,333,011
	₩	798,908	736,782	539,947	224,246	142,887	73,173	1,987,362	87,331,653	91,834,958

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iv) Concentration by industry sector (continued)

Classification		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Others	Retail customers	Total
						2022				
Due from banks and credit card receivables at amortized cost:										
Banks	₩	408,025	-	-	-	-	-	-	-	408,025
Retail		-	-	-	-	-	-	-	6,085,132	6,085,132
Government/Public section/Central bank		-	-	-	-	-	-	24	-	24
Corporations		206,625	355,412	359,662	208,190	175,029	8,190	1,199,608	-	2,512,716
Card receivable		64,346	274,169	255,931	45,030	45,936	19,473	1,053,766	25,319,599	27,078,250
		678,996	629,581	615,593	253,220	220,965	27,663	2,253,398	31,404,731	36,084,147
Securities at FVTPL		-	-	-	-	-	-	856,015	-	856,015
Securities at FVOCI		-	-	-	-	-	-	302,693	-	302,693
		678,996	629,581	615,593	253,220	220,965	27,663	3,412,106	31,404,731	37,242,855
Off-balance accounts										
Guarantees		342,367	-	-	-	-	-	-	-	342,367
Loan commitments and other liabilities related to credit		292,848	735,625	531,173	177,612	125,114	89,081	1,863,103	87,648,268	91,462,824
	₩	635,215	735,625	531,173	177,612	125,114	89,081	1,863,103	87,648,268	91,805,191

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(v) Reflection of forward-looking information

The Company reflects the forward-looking information presented by the internal expert group based on various information when measuring expected credit losses. For the purpose of forecasting this forward-looking information, the Company utilizes the economic prospects disclosed by domestic and overseas research institutes or government and public institutions.

The Company reflects the future macroeconomic situation reflecting the weights calculated by the Company in the measurement of expected loss. The expected loss in this respect reflects the most likely outcome and is based on the same assumptions as the Company estimates based on its business plan and management strategy.

The Company analysed data from the past to derive correlations between major macroeconomic variables and credit risk necessary for predicting credit risk and credit loss for each portfolio, and then reflected forward-looking information through regression equation estimation. To reflect the uncertain economic situation, the Company reviewed three scenarios: upside, central and downside, and reflected the final forward-looking information.

Major macroeconomic variables (*)	Correlation between credit risks
Private consumption growth rate	Negative correlation
Export Volume	Negative correlation
Import Volume	Negative correlation
Unemployment rate	Positive correlation
Consumer price index	Positive correlation
Producer price index	Positive correlation
Benchmark Interest Rate	Positive correlation
KRW/USD exchange rate	Positive correlation

(*) In addition to the above table, the forecast for Korea Stock Price Composite Index was additionally selected.

The predicted correlation between the macroeconomic variables used by the Company and the risk of default is derived based on long-term data over the past 10 years.

When estimating the default rate considering future economic prospects, the recent actual default rate is an important reference. Although various economic indicators deteriorated, the actual measurement default rate of the Company is being maintained stably.

The Company has considered multiple economic scenarios in applying forward-looking information for measuring expected credit loss. If the weight of the upside, central, and downside scenarios is assumed to be 100% with all other assumptions held constant, the sensitivity analysis according to the impact on the Company's expected credit loss provision is as follows.

Scenarios	100% Assumption	Difference to book amount
Upside	₩ 1,413,714	₩ (80,317)
Central	1,457,763	(36,268)
Downside	1,526,450	32,420

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows. It includes economic losses that the Company will incur in the process of financing high interest rates or disposing of invested assets in order to meet its obligations. The Company manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and outflows.

The Company sets the goal of "month-end liquidity" as the liquidity level at which the Company could pay its obligations in the next three months. Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio, and ABS to borrowings ratio are major indices of liquidity risks monitored by the Company, defined as cautious, apprehensive, and risky. The Company has prepared contingency plans for various liquidity crises.

(i) Maturity analysis of non-derivative financial instruments

The maturity analysis for non-derivative financial assets and liabilities as of December 31, 2023 and 2022 are as follows: Such undiscounted contractual cash flows differ from the discounted amount included in the consolidated statements of financial position, as they include estimated interest payments.

The Company expects that there would be no significant changes in the timing of cash flows.

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
					2023			
Assets:								
Cash and due from banks (*1)	₩	493,021	-	-	-	-	-	493,021
Credit card receivables at amortized cost and other		12,040,743	6,584,647	4,251,354	4,696,601	9,942,209	1,773,431	39,288,985
Financial assets at FVTPL		1,513,207	-	-	-	-	-	1,513,207
Financial assets at FVOCI		318,572	-	-	-	-	75,407	393,979
Other financial assets		1,158,120	10,838	4,881	10,048	39,369	-	1,223,256
	₩	15,523,663	6,595,485	4,256,235	4,706,649	9,981,578	1,848,838	42,912,448
Liabilities:								
Borrowings	₩	13,102	230,819	835,842	1,486,379	7,841,074	-	10,407,216
Debentures		820,490	1,144,808	1,918,990	3,318,846	13,137,253	336,668	20,677,055
Other financial liabilities		3,373,639	-	2,715	-	1,266,567	969	4,643,890
	₩	4,207,231	1,375,627	2,757,547	4,805,225	22,244,894	337,637	35,728,161
Off-balance items (*2):								
Guarantees	₩	501,947	-	-	-	-	-	501,947
Securities purchase agreement		106,726	-	-	-	-	-	106,726
Credit card unused credit commitments		91,226,285	-	-	-	-	-	91,226,285
	₩	91,834,958	-	-	-	-	-	91,834,958

(*1) Restricted due from banks as of December 31, 2023 are excluded.

(*2) Guarantee and unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

   (c) Liquidity risk (continued)

(i) Maturity analysis of non-derivative financial instruments (continued)

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
					2022			
Assets:								
Cash and due from banks(*1)	₩	407,816	-	-	-	-	-	407,816
Credit card receivables at amortized cost and other		11,901,844	7,154,973	4,162,091	5,258,052	10,070,402	447,659	38,995,021
Financial assets at FVTPL		864,401	-	-	-	-	-	864,401
Financial assets at FVOCI		302,693	-	-	-	-	72,778	375,471
Other financial assets		1,063,717	11,421	3,396	21,645	23,028	100	1,123,307
	₩	14,540,471	7,166,394	4,165,487	5,279,697	10,093,430	520,537	41,766,016
Liabilities:								
Borrowings	₩	279,719	735,060	261,882	1,222,204	9,411,436	-	11,910,301
Debentures		381,153	936,445	1,427,427	3,822,741	12,655,555	370,933	19,594,254
Other financial liabilities		3,184,349	14,064	30,063	52,253	595,547	3,992	3,880,268
	₩	3,845,221	1,685,569	1,719,372	5,097,198	22,662,538	374,925	35,384,823
Off-balance item(*2):								
Guarantee	₩	342,367	-	-	-	-	-	342,367
Securities purchase agreement		104,546	-	-	-	-	-	104,546
Unused credit commitments		91,358,278	-	-	-	-	-	91,358,278
	₩	91,805,191	-	-	-	-	-	91,805,191

(*1) Restricted due from banks as of December 31, 2022 are excluded.

(*2) Guarantee and unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

(c) Liquidity risk (continued)

(ii) Maturity analysis of derivatives financial instruments

A maturity analysis including the remaining contractual maturities for the derivatives as of December 31, 2023 and 2022 are as follows.

		2023						
		Less than 1 month	**1~3 months**	**3~6 months**	**6 months ~ 1 year**	**1~5 years**	**More than 5 years~**	**Total**
Net settlement cash outflow	₩	1,343	699	1,637	2,333	6,866	1,052	13,930
Gross settlement cash inflow		6,447	5,772	6,207	18,427	1,884,031	-	1,920,884
Gross settlement cash outflow		(5,724)	(3,445)	(4,875)	(13,945)	(1,688,456)	-	(1,716,445)
	₩	2,066	3,026	2,969	6,815	202,441	1,052	218,369

		2022						
		Less than 1 month	**1~3 months**	**3~6 months**	**6 months ~ 1 year**	**1~5 years**	**More than 5 years~**	**Total**
Net settlement cash outflow	₩	3,024	2,612	4,824	5,376	14,489	3,887	34,212
Gross settlement cash inflow		6,337	5,673	6,101	18,111	1,887,961	-	1,924,183
Gross settlement cash outflow		(5,724)	(3,445)	(4,848)	(13,895)	(1,716,445)	-	(1,744,357)
	₩	3,637	4,840	6,077	9,592	186,005	3,887	214,038

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates, and equity prices will affect the Company's income or the value of its holdings of financial instruments. The Company is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF (Money Market Fund) in the case of trading assets and only foreign exchange rate risk of foreign currency deposits because the Company hedges 100% cash flows of foreign currency liabilities with currency rate swaps. Stock price risk is exposed only to equity securities denominated in KRW among equity securities.

The Company assesses risks of expected transactions and sets up limits to control market risks to the extent that the Company can handle. The Company assessed market risks on the basis of the Basel standard methodology and the Historical VaR (Value at Risk) method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i) Market risk management from trading positions

The Company assessed market risk from trading positions using the standard methodology of Financial Supervisory Service. The following represents the Company's assessment of its potential loss in financial assets at fair value through profit or loss as of December 31, 2023 and 2022 that are exposed to the respective risks:

| | | **2023** | | | |
		Average	High	Low	At December 31
Interest rate risk	₩	6,694	9,702	4,376	7,203

| | | **2022** | | | |
		Average	High	Low	At December 31
Interest rate risk	₩	5,631	8,903	4,151	4,176

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk (continued)

(ii) VaR and EaR management from non-trading positions

-Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Company is interest rate risk. The Company makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions. Interest rate VaR and EaR, to which real interest rate variations of assets and liabilities are applied, are used to assess interest rate risk.

Interest rate VaR estimates, at a 99.9% confidence level, the expected maximum loss assuming a one-year holding period. The Company calculates the Interest rate VaR using an internal model which has been designed to apply historical interest rate scenarios provided by accompanying net asset value simulations due to interest rate changes.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates. Interest rate EaR is computed using interest rate repricing gap, differences between expected interest rate variation timing and target period (one year) and expected interest rate variation, and also applied interest rate variation timing for each maturity level and interest rate shock (200bp) were suggested by Basel. However, interest rate shock was not applied for financial assets with low sensitivity from a conservative point of view.

Interest rate VaR and EaR of non-trading positions as of December 31, 2023 and 2022 are as follows:

		2023	2022
Interest rate VaR	₩	952,836	1,253,070
Interest rate EaR		591,297	685,854

-Equity price risk and foreign exchange rate risk from non-trading positions

The Company assessed equity price risk and foreign exchange rate risk from foreign currency equity securities of non-trading positions using the Historical VaR method. Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 day holding period volatility for one year (250 trading days) in reporting date. Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time. Variance effect is calculated based on the difference between the total VaR and the sum of price risk and foreign exchange rate risk.

The Company does not have any non-trading positions that are exposed to equity risk and foreign exchange rate risk.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk (continued)

(iii) Foreign exchange risk The Company has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in foreign currencies other than the functional currency, Korean won. Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2023 and 2022 are as follows:

		2023													**KRW Equivalent**
		USD		**JPY**		**KZT**		**IDR**		**MMK**		**VND**			
		USD	KRW	JPY	KRW	KZT	KRW	IDR	KRW	MMK	KRW	VND	KRW		
Assets															
Cash	₩	-	6	-	-	-	-	-	-	-	-	-	-		6
Deposit		-	53	-	-	-	-	-	-	-	-	-	-		53
Securities at FVTPL		23	29,453	-	-	-	-	-	-	-	-	-	-		29,453
Securities at FVOCI		23	29,338	-	-	-	-	-	-	-	-	-	-		29,338
		46	58,850	-	-	-	-	-	-	-	-	-	-		58,850
Liabilities															
Debentures		(1,100)	(1,418,340)	-	-	-	-	-	-	-	-	-	-		(1,418,340)
Borrowings		(430)	(554,442)	-	-	-	-	-	-	-	-	-	-		(554,442)
Other financial liabilities		-	(16)	-	-	-	-	-	-	-	-	-	-		(16)
		(1,530)	(1,972,798)	-	-	-	-	-	-	-	-	-	-		(1,972,798)
On-balance exposure		(1,484)	(1,913,948)	-	-	-	-	-	-	-	-	-	-		(1,913,948)
Off-balance items															
Derivative		1,420	1,830,948	-	-	-	-	-	-	-	-	-	-		1,830,948
Financial guarantee		(110)	(142,092)	(4,200)	(38,332)	(23,340)	(66,286)	(1,200,000)	(100,320)	(17,500)	(10,745)	(2,710,000)	(144,172)		(501,947)
Off-balance derivative exposure		1,310	1,688,856	(4,200)	(38,332)	(23,340)	(66,286)	(1,200,000)	(100,320)	(17,500)	(10,745)	(2,710,000)	(144,172)		1,329,001
Net position	₩	(174)	(225,092)	(4,200)	(38,332)	(23,340)	(66,286)	(1,200,000)	(100,320)	(17,500)	(10,745)	(2,710,000)	(144,172)		(584,947)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk (continued)

(iii) Foreign exchange risk (continued)

		2022										KRW Equivalent
		USD		KZT		IDR		MMK		VND		
		USD	KRW	KZT	KRW	IDR	KRW	MMK	KRW	VND	KRW	
Assets												
Cash	₩	-	-	-	-	-	-	2	1	-	-	1
Deposit		-	35	-	-	-	-	-	-	-	-	35
Loans		-	-	-	-	-	-	-	-	-	-	-
Securities at FVTPL		23	29,379	-	-	-	-	-	-	-	-	29,379
Other financial assets		7	8,238	-	-	-	-	-	-	-	-	8,238
		30	37,652	-	-	-	-	2	1	-	-	37,653
Liabilities												
Debentures		(1,100)	(1,394,030)	-	-	-	-	-	-	-	-	(1,394,030)
Borrowings		(430)	(544,939)	-	-	-	-	-	-	-	-	(544,939)
Other financial liabilities		-	(16)	-	-	-	-	-	-	-	-	(16)
		(1,530)	(1,938,985)	-	-	-	-	-	-	-	-	(1,938,985)
On-balance exposure		(1,500)	(1,901,333)	-	-	-	-	2	1	-	-	(1,901,332)
Off-balance items												
Derivative		1,420	1,799,566	-	-	-	-	-	-	-	-	1,799,566
Financial guarantee		(57)	(72,211)	(17,100)	(47,024)	(1,200,000)	(97,080)	(14,000)	(8,449)	(2,190,000)	(117,603)	(342,367)
Off-balance derivative exposure		1,363	1,727,355	(17,100)	(47,024)	(1,200,000)	(97,080)	(14,000)	(8,449)	(2,190,000)	(117,603)	1,457,199
Net position	₩	(137)	(173,978)	(17,100)	(47,024)	(1,200,000)	(97,080)	(13,998)	(8,448)	(2,190,000)	(117,603)	(444,133)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

4. Financial Risk Management (continued)

(e) Capital risk management

The Company has exposure to credit risk, liquidity risk and market risk. By maintaining an optimal capital structure, the Company's objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the Company's credit standing.

The Company operates the credit card business under the Specialized Credit Finance Business Act. Accordingly, the Company should comply with the Regulations on Supervision of Specialized Credit Finance Business. The regulations require the Company to maintain an adjusted equity capital ratio of more than 8%. Adjusted total assets and adjusted equity capital for the ratio are based on the separate statements of financial position and adjusted by the regulation that considered standards of the Bank for International Settlements and the nature of credit card business. The Company observes ratios of adjusted equity capital requirements regulated by the Specialized Credit Finance Business and the Company complied with the regulatory requirement for the adjusted equity capital ratio.

5. Significant Estimates and Judgments

The preparation of separate financial statements requires the application of certain critical estimates and judgments relative to the future. These critical estimates and judgments are assessed continually based on the elements like past experiences and reasonably predictable future events under current conditions. Management's estimated outcomes may differ from actual outcomes.

Information about judgments on accounting assumptions and estimates, including significant risk that may result in a material adjustment in the reported amounts of assets and liabilities within the financial year are included in the following notes.

(a) Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Company determines valuation methods and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

(b) Allowance for doubtful accounts

(i) Individually assessed loan allowance

In assessing individual impairment, it is based on the best estimation of the Company's management about the present value of estimated future cash flows of secured financial assets. The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii) Collectively assessed loan allowance

In assessing collective impairment, future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical methods of historical trends of the probability of default, and the loss rate at default, adjusted for management's judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical methods. In adjusting the future cash flow by historical methods, the result has to be in line with changes and trends of observable data (e.g. loan and borrower type, credit rating, EAD by periods, significant changes in credit rating, recovery period and other variables). Methodologies and assumptions used to estimate future cash flow are reviewed on a regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

5. **Significant Estimates and Judgments(Continued)**

(c) Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Company has determined that it expects the hedges to be highly effective over the period of the hedging relationship. In accounting for derivatives as cash flow hedges, the Company has determined that the hedged cash flow exposure relates to highly probable future cash flows.

(d) Net defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.

The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

(e) Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the realizability of tax assets. The Company has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. Fair Value Measurement of Financial Instruments

The Company primarily uses the published price quotations in an active market for measurement of the fair value of financial instruments. If the market for a financial instrument is not active, fair value is established either by using a valuation technique or an independent third-party valuation service.

The Company uses diverse valuation techniques under reasonable assumptions which are based on the observable inputs in markets at the end of each reporting period.

Valuation techniques include using the recent arm's length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

- Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)
- Valuation techniques based on observable inputs, either directly or indirectly (Level 2)
- Valuation techniques using significant unobservable inputs (Level 3)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment considering factors specified to the asset or liability.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value

(i) Fair value measurement methods of financial instruments that are measured at fair value are as follows:

	Fair value measurement methods
Financial assets at FVTPL	In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period. Fair value of debt securities which are not quoted in an active market are determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty's credit risk. Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value.
Derivative assets	In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period. If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty's credit risk and discounted by the appropriate rate such as a risk-free rate. If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.
Financial assets at FVOCI	In case that the market of a financial instrument is active, fair value is established at the closing quoted price at the last day for the reporting period. Fair value of equity securities which are not quoted in an active market are measured by the valuation model of independent and professional institutes using reliable data. Equity instruments that do not have a quoted market price in an active market and whose fair values are not reliably measurable are measured at cost as an estimate of fair value. Debt instruments that do not have a quoted market price in an active market, measured by the valuation model of independent and professional institutes.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(ii) The fair value measurements classified by fair value hierarchy as of December 31, 2023 and 2022 are summarized as follows:

		2023			
		Level 1	Level 2	Level 3	Total
Financial assets					
Beneficiary certificates at FVTPL	₩	-	1,440,530	43,443	1,483,973
Debt securities at FVTPL		-	-	15,099	15,099
Equity securities at FVTPL		-	-	14,135	14,135
Derivative financial assets for hedging		-	147,690	-	147,690
Equity securities at FVOCI		-	-	75,407	75,407
Debt securities at FVOCI		281,650	36,922	-	318,572
	₩	281,650	1,625,142	148,084	2,054,876
Financial liabilities					
Derivative financial liabilities for hedging		-	229	-	229
	₩	-	229	-	229

		2022			
		Level 1	Level 2	Level 3	Total
Financial assets					
Beneficiary certificates at FVTPL	₩	-	835,254	10,837	846,091
Debt securities at FVTPL		-	-`	9,924	9,924
Equity securities at FVTPL		401	-	7,985	8,386
Derivative financial assets for hedging		-	138,072	-	138,072
Equity securities at FVOCI		-	-	72,778	72,778
Debt securities at FVOCI		266,994	35,699	-	302,693
	₩	267,395	1,009,025	101,524	1,377,944

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(iii) Changes in level 3 of the fair value hierarchy

Changes of fair value measurement in level 3 for the years ended December 31, 2023 and 2022 are as follows:

		2023				
		Beneficial certificates at FVTPL	Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total
Balance at January 1, 2023	₩	10,837	9,924	7,985	72,778	101,524
Net gain or loss on valuation of financial assets at FVTPL(*)		(1,124)	(456)	6,472	-	4,892
Net changes in the unrealized fair value of FVOCI		-	-	-	2,629	2,629
Acquisition		35,325	6,106	1,472	-	42,903
Disposal		(1,595)	(475)	(1,794)	-	(3,864)
Balance at December 31, 2023	₩	43,443	15,099	14,135	75,407	148,084

		2022				
		Beneficial certificates at FVTPL	Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total
Balance at January 1, 2022	₩	3,659	3,803	3,686	35,525	46,673
Net gain on valuation of financial assets at FVTPL(*)		2	320	3,735	-	4,057
Net changes in the unrealized fair value of FVOCI		-	-	-	7,872	7,872
Acquisition		7,561	6,198	1,251	29,381	44,391
Disposal		(385)	(397)	(687)	-	(1,469)
Balance at December 31, 2022	₩	10,837	9,924	7,985	72,778	101,524

(*) Recognized profit or loss of the changes in carrying amount of financial instruments classified as Level 3 for the years ended December 31, 2023 and 2022 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(iii) Changes in level 3 of the fair value hierarchy (continued)

		2023	
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at fair value through profit or loss	₩	4,892	4,892

		2022	
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at fair value through profit or loss	₩	4,057	4,057

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(iv) Valuation techniques and inputs related to level 2

Information about valuation techniques and inputs in measuring financial instruments categorized as level 2 as of December 31, 2023 and 2022 are as follows:

	Valuation Techniques	**Type of financial instruments**	**2023**		**Significant unobservable inputs**
			Book value		
Financial assets at FVTPL	Net asset value, etc.	Beneficial certificates	₩	1,440,530	Interest rate
Derivative financial assets	Discounted cash flow	Interest and currency swap		147,690	Discount rate, Interest rate, Exchange rate etc.
Financial assets at FVOCI	Option model	Debt securities		36,922	Discount rate, Interest rate, etc.
			₩	1,625,142	
Derivative financial liabilities	Discounted cash flow	Interest and currency swap		229	Discount rate, Interest rate, Exchange rate etc.

	Valuation Techniques	**Type of financial instruments**	**2022**		**Significant unobservable inputs**
			Book value		
Financial assets at FVTPL	Net asset value, etc.	Beneficial certificates	₩	835,254	Interest rate
Derivative financial assets	Discounted cash flow	Interest and currency swap		138,072	Discount rate Exchange rate etc.
Financial assets at FVOCI	Discounted cash flow	Debt securities		35,699	Interest rate
				1,009,025	

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(v) Valuation techniques and unobservable inputs in markets related to level 3

Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2023 and 2022 are as follows:

	Valuation techniques	**Type of financial instruments**		**Book value**	**Significant unobservable inputs**	**Range of estimates for unobservable inputs**
				2023		
Financial assets at FVTPL	Net asset value, etc.	Beneficial certificates	₩	43,443	Discount rate	10.21 ~16.38%
		Debt securities		15,099	Growth rate	0%
		Equity securities		14,135		
Financial assets at FVOCI	Discounted cash flow, etc.	Equity securities			Discount rate Growth rate, Value of underlying assets	9.95%~17.54%, 0%, 27.84%
				75,407		
			₩	148,084		

	Valuation techniques	**Type of financial instruments**		**Book value**	**Significant unobservable inputs**	**Range of estimates for unobservable inputs**
				2022		
Financial assets at FVTPL	Net asset value, etc.	Beneficial certificates	₩	10,837	Value of underlying assets	-
		Debt securities		9,924		
		Equity securities		7,985		
Financial assets at FVOCI	Discounted cash flow, etc.	Equity securities			Discount rate Growth rate	9.25%~17.98%, 0.00%
				72,778		
			₩	101,524		

(vi) Sensitivity to changes on unobservable inputs

For level 3 fair value measurement, a reasonably possible change in one or more of the unobservable inputs used to determine the fair value would have the following effect on profit or loss, or other comprehensive income:

		2023	
Type of financial instrument		**Favorable change**	**Unfavorable change**
Financial assets at FVTPL (*1)(*2)	₩	67	(51)
Financial assets at FVOCI (*2)		3,946	(2,962)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset or correlations by 10%.
(*2) Changes in fair value have been assessed by increasing or decreasing unobservable input such as growth rate (-1%~1%) and discount rate (-1%~1%).

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(b) Financial instruments measured at amortized cost

(i) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

	Fair value measurement methods
Cash and due from banks	Carrying amount of cash is the same as fair value. Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents. Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.
Credit card receivables at amortized Cost and other	Fair value of credit card receivables measured at amortized cost and other is present value of expected cash flows discounted by the rate considering market interest rate and counterparty's credit ratings. However, carrying amount is used as approximation of fair value for credit card receivables for lump-sum purchase and cash advances which contractual credit period granted is less than three months.
Other financial assets	Fair value of other financial assets is present value of expected cash flows discounted by the rate considering market interest rate and counterparty's credit ratings. However, carrying amount is used as approximation of fair value for other financial assets when reliable expected cash flow is not available.
Borrowings	Carrying amount is used as approximation of fair value for short-term borrowings including call money. Fair value of the other borrowings is present value of expected cash flows discounted by the rate considering market interest rate and the Company's credit ratings.
Debentures	Where the market of a financial instrument is active, fair value is established at the quoted price. Fair value of debentures which quoted market price is not available is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company's credit ratings.
Other financial liabilities	Fair value of other financial liabilities is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company's credit ratings. Carrying amount is used as approximation of fair value of liabilities when reliable expected cash flows are not available.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(b) Financial instruments measured at amortized cost (continued)

(ii) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2023 and 2022 are as follows:

		2023				
		Carrying amount				
		Balance	**Deferred loan origination costs and others**	**Allowance for doubtful accounts**	**Total**	**Fair value**
Financial assets						
Cash	₩	6	-	-	6	6
Deposits		493,051	-	-	493,051	493,051
Credit card receivables		27,740,103	(39,516)	(1,132,134)	26,568,453	27,008,203
Loans		3,594,394	3,775	(72,216)	3,525,953	3,578,578
Installment assets		3,545,341	26,352	(44,978)	3,526,715	3,519,079
Lease assets		1,757,560	(781)	(14,991)	1,741,788	1,737,639
Other assets		1,223,257	(3,234)	(27,135)	1,192,888	1,192,816
	₩	38,353,712	(13,404)	(1,291,454)	37,048,854	37,529,372
Financial liabilities						
Borrowings	₩	9,984,923	(245,174)	-	9,739,749	9,600,834
Debentures in won		17,880,000	(9,997)	-	17,870,003	17,834,197
Debentures in foreign currency		1,418,340	(5,915)	-	1,412,425	1,400,926
Other liabilities		4,643,625	(80,238)	-	4,563,386	4,556,787
	₩	33,926,888	(341,324)	-	33,585,563	33,392,744

		2022				
		Carrying amount				
		Balance	**Deferred loan origination costs and others**	**Allowance for doubtful accounts**	**Total**	**Fair value**
Financial assets						
Cash	₩	2	-	-	2	2
Deposits		407,850	-	-	407,850	407,850
Credit card receivables		28,150,650	(45,953)	(1,026,447)	27,078,250	27,436,703
Loans		2,916,329	4,554	(53,603)	2,867,280	2,882,341
Installment assets		4,116,437	44,128	(43,590)	4,116,975	4,035,312
Lease assets		1,628,931	(307)	(14,832)	1,613,792	1,573,040
Other assets		1,123,307	(1,816)	(16,834)	1,104,657	1,103,738
	₩	38,343,506	606	(1,155,306)	37,188,806	37,438,986
Financial liabilities						
Borrowings	₩	11,616,048	-	-	11,616,048	11,089,198
Debentures in won		17,090,000	(8,568)	-	17,081,432	15,982,162
Debentures in foreign currency		1,394,030	(7,999)	-	1,386,031	1,245,755
Other liabilities		3,881,546	(64,784)	-	3,816,762	3,780,368
	₩	33,981,624	(81,351)	-	33,900,273	32,097,483

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(b) Financial instruments measured at amortized cost (continued)

(iii) The fair value hierarchy of financial instruments which are measured at amortized cost in the separated statements of financial position as of December 31, 2023 and 2022 are as follows:

		2023			
		Level 1	Level 2	Level 3	Total
Financial assets					
Cash	₩	6	-	-	6
Deposits		-	493,051	-	493,051
Credit card receivables		-	-	27,008,203	27,008,203
Loans		-	-	3,578,578	3,578,578
Installment assets		-	-	3,519,079	3,519,079
Lease assets		-	-	1,737,639	1,737,639
Other assets		-	-	1,192,816	1,192,816
	₩	6	493,051	37,036,315	37,529,372
Financial liabilities:					
Borrowings	₩	-	-	9,600,834	9,600,834
Debentures in won		-	-	17,834,197	17,834,197
Debentures in foreign currency		-	-	1,400,926	1,400,926
Other liabilities		-	-	4,556,787	4,556,787
	₩	-	-	33,392,744	33,392,744

		2022			
		Level 1	Level 2	Level 3	Total
Financial assets					
Cash	₩	2	-	-	2
Deposits		-	407,850	-	407,850
Credit card receivables		-	-	27,436,703	27,436,703
Loans		-	-	2,882,341	2,882,341
Installment assets		-	-	4,035,312	4,035,312
Lease assets		-	-	1,573,040	1,573,040
Other assets		-	-	1,103,738	1,103,738
	₩	2	407,850	37,031,134	37,438,986
Financial liabilities:					
Borrowings	₩	-	-	11,089,198	11,089,198
Debentures in won		-	-	15,982,162	15,982,162
Debentures in foreign currency		-	-	1,245,755	1,245,755
Other liabilities		-	-	3,780,368	3,780,368
	₩	-	-	32,097,483	32,097,483

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

7. Categories of Financial Instruments

(a) The carrying amounts of the categories of financial assets as of December 31, 2023 and 2022 are summarized as follows:

		2023				
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total
Cash and due from banks	₩	-	493,057	-	-	493,057
Financial assets at FVTPL		1,513,207	-	-	-	1,513,207
Derivative assets		-	-	-	147,690	147,690
Credit card receivables at amortized cost and other(*)		-	35,362,909	-	-	35,362,909
Financial assets at FVOCI		-	-	393,979	-	393,979
Other financial assets		-	1,192,888	-	-	1,192,888
	₩	1,513,207	37,048,854	393,979	147,690	39,103,730

(*) It includes ₩1,741,787 million in financial lease receivables under Korean IFRS 1116.

		2022				
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total
Cash and due from banks	₩	-	407,852	-	-	407,852
Financial assets at FVTPL		864,401	-	-	-	864,401
Derivative assets		-	-	-	138,072	138,072
Credit card receivables at amortized cost and other(*)		-	35,676,297	-	-	35,676,297
Financial assets at FVOCI		-	-	375,471	-	375,471
Other financial assets		-	1,104,657	-	-	1,104,657
	₩	864,401	37,188,806	375,471	138,072	38,566,750

(*) It includes ₩1,613,792 million in financial lease receivables under Korean IFRS 1116.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

7. Categories of Financial Instruments (continued)

(b) The carrying amounts of the categories of financial liabilities as of December 31, 2023 and 2022 are summarized as follows:

		2023		
		Financial liabilities measured at amortized cost	**Derivative for hedge**	**Total**
Derivative financial liabilities	₩	-	229	229
Borrowings		9,739,749	-	9,739,749
Debentures		19,282,428	-	19,282,428
Other liabilities(*)		4,563,386	-	4,563,386
	₩	33,585,563	229	33,585,792

(*) It includes ₩ 13,265 million of lease liabilities under Korean IFRS 1116.

		2022		
		Financial liabilities measured at amortized cost	**Derivative for hedge**	**Total**
Derivative liabilities	₩	-	-	-
Borrowings		11,616,048	-	11,616,048
Debentures		18,467,463	-	18,467,463
Other financial liabilities(*)		3,816,762	-	3,816,762
	₩	33,900,273	-	33,900,273

(*) It includes ₩18,720 million of lease liabilities under Korean IFRS 1116.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

7. Categories of Financial Instruments (continued)

(c) Net gains (losses) of categories of financial instruments for the years ended December 31, 2023 and 2022 are as follows:

		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)
						2023				
Financial assets:										
Financial assets at FVTPL	₩	-	-	-	-	45	-	52,120	52,165	-
Financial assets at amortized cost(*)		2,626,776	-	2,039,246	(1,275,435)	-	(816,736)	116,118	2,689,969	-
Financial assets at FVOCI		9,693	-	-	-	337	(35)	-	9,995	12,833
Derivative for hedge		-	-	-	-	-	-	31,434	31,434	(16,245)
		2,636,469	-	2,039,246	(1,275,435)	382	(816,771)	199,672	2,783,563	(3,412)
Financial liabilities:										
Financial liabilities at amortized cost(*)		-	(883,759)	-	-	-	-	-	(883,759)	-
	₩	2,636,469	(883,759)	2,039,246	(1,275,435)	382	(816,771)	199,672	1,899,804	(3,412)

(*) It includes finance income and costs occurred as a result of finance lease receivables and lease liability in accordance with Korean IFRS 1116 'Leases'

		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)
						2022				
Financial assets:										
Financial assets at FVTPL	₩	-	-	-	-	35	-	38,774	38,809	-
Financial assets at amortized cost(*)		2,337,653	-	1,740,291	(1,221,557)	-	(505,435)	11,557	2,362,509	-
Financial assets at FVOCI		7,033	-	-	-	380	(74)	-	7,339	(10,984)
Derivative for hedge		-	-	-	-	-	-	113,871	113,871	(18,277)
		2,344,686	-	1,740,291	(1,221,557)	415	(505,509)	164,202	2,522,528	(29,261)
Financial liabilities:										
Financial liabilities at amortized cost(*)		-	(677,497)	-	-	-	-	-	(677,497)	-
	₩	2,344,686	(677,497)	1,740,291	(1,221,557)	415	(505,509)	164,202	1,845,031	(29,261)

(*) It includes finance income and costs occurred as a result of finance lease receivables and lease liability in accordance with Korean IFRS 1116 'Leases'

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

7. Categories of Financial Instruments (continued)

(d) The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2023 and 2022 are summarized as follows:

		2023			2022		
		Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount	Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount
Financial assets at amortized cost	₩	54,182	(10,588)	43,594	48,487	(8,929)	39,558
Financial liabilities at amortized cost		101	(33,813)	(33,712)	2,669	(120,724)	(118,055)
	₩	54,283	(44,401)	9,882	51,156	(129,653)	(78,497)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

8. Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2023 and 2022 are as follows:

		2023					
		Gross amounts recognized	**Gross amounts recognized for offsetting**	**Net amounts of financial instruments**	**Amounts not subject to offsetting**		**Net amount**
					Financial instruments	**Cash collateral received**	
Financial assets:							
Derivatives	₩	147,690	-	147,690	-	-	147,690
Financial liabilities:							
Derivatives		229	-	229	-	-	229

		2022					
		Gross amounts recognized	**Gross amounts recognized for offsetting**	**Net amounts of financial instruments**	**Amounts not subject to offsetting**		**Net amount**
					Financial instruments	**Cash collateral received**	
Financial assets:							
Derivatives	₩	138,072	-	138,072	-	-	138,072
Receivable spot exchange		8,238	-	8,238	8,238	-	-
Financial liabilities:							
Unpaid spot exchange		8,238	-	8,238	8,238	-	-

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

9. Operating Segments

The Company has a single reportable segment.

(a) Details of revenues by financial service type for the years ended December 31, 2023 and 2022 are as follows:

	2023				
	Credit card	**Installment finance**	**Lease(*)**	**Others**	**Total**
Operating income					
Interest income	2,137,477	162,397	87,022	249,573	2,636,469
Fee and commission income	1,392,594	10,578	598,978	37,097	2,039,247
Other operating income	113,823	237	182	333,437	447,679
₩	3,643,894	173,212	686,182	620,107	5,123,395

(*) It includes finance income and costs occurred from finance lease receivables and lease liabilities under Korean IFRS 1116.

	2022				
	Credit card	**Installment finance**	**Lease(*)**	**Others**	**Total**
Operating income					
Interest income	1,962,358	146,130	44,037	192,161	2,344,686
Fee and commission income	1,219,218	9,360	476,699	35,014	1,740,291
Other operating income	8,705	287	220	358,467	367,679
₩	3,190,281	155,777	520,956	585,642	4,452,656

(*) It includes finance income and costs occurred from finance lease receivables and lease liabilities under Korean IFRS 1116.

(b) Revenues from external customers for the years ended December 31, 2023 and 2022 are all attributed to the Republic of Korea, where the Company is domiciled.

(c) There is no single external customer with revenues amount to 10 percent or more of the Company's revenues for the years ended December 31, 2023 and 2022.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

10. Cash and Due from Banks

(a) Details of cash and due from banks as of December 31, 2023 and 2022 are as follows:

		2023	2022
Cash	₩	6	2
Deposits in won:			
Deposits on demand		361,112	360,309
Current deposits		81,840	47,470
Foreign currency deposits		53	35
Time deposits		50,005	5
Deposit for checking accounts		31	31
Others		10	-
	₩	493,057	407,852

(b) Restricted due from banks as of December 31, 2023 and 2022 are as follows:

		2023	2022	Restrictions
Time deposits				
Shinhan Bank	₩	5	5	Pledged as collateral for cash advances
Other deposits				
Woori Bank and others		31	31	Deposit for checking accounts
	₩	36	36	

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

11. Financial Assets at FVTPL

(a) Details of financial assets at FVTPL as of December 31, 2023 and 2022 are as follows and no financial assets are designated as at FVTPL.

		2023	**2022**
Beneficiary certificates	₩	1,483,973	846,091
Debt securities		15,099	9,924
Equity securities		14,135	8,386
	₩	1,513,207	864,401

(b) Details of gain or loss on financial assets at FVTPL for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Gain on valuation	₩	7,164	4,494
Loss on valuation		(1,806)	(1,133)
Gain on sale		40,146	28,579
Loss on sale		(322)	
Other income		6,938	6,834
	₩	52,120	38,774

(c) Details of dividend income on financial assets at FVTPL for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Dividend income recognized in assets held at the end of the reporting period			
Equity securities	₩	45	35

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022(In millions of won)

12. Derivatives

(a) Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2023 and 2022 are as follows:

		2023			2022		
		Notional amounts	Fair value Assets	Fair value Liabilities	Notional amounts	Fair value Assets	Fair value Liabilities
Cash flow hedges:							
Currency swap	₩	1,830,948	134,542	-	1,799,566	106,474	-
Interest rate swap		405,700	13,148	229	1,240,000	31,598	-
	₩	2,236,648	147,690	229	3,039,566	138,072	-

(b) Gain or loss on derivatives

Gain or loss on derivatives recognized as profit or loss for the years ended December 31, 2023 and 2022 are as follows:

		2023		2022	
		Gain (loss) on valuation	Gain (loss) on sale	Gain (loss) on valuation	Gain (loss) on sale
Cash flow hedges:					
Currency swaps	₩	33,008	-	113,802	(3,200)
Interest rate swaps		272	(1,846)	3,334	(65)
	₩	33,280	(1,846)	117,136	(3,265)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

12. Derivatives(continued)

(c) Gain or Losses on Hedge accounting

Gains(losses) on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the years ended December 31, 2023 and 2022 are as follows:

		2023		
		Gains (losses) on hedges recognized in other comprehensive income	**Hedge ineffectiveness recognized in profit or loss**	**From cash flow hedge reserve to profit or loss Reclassified amount**
Fair value hedges:				
Interest rate swaps	₩	(17,105)	272	(1,846)
Foreign exchange risk		(4,940)	1,626	31,382
	₩	(22,045)	1,898	29,536

		2022		
		Gains (losses) on hedges recognized in other comprehensive income	**Hedge ineffectiveness recognized in profit or loss**	**From cash flow hedge reserve to profit or loss Reclassified amount**
Fair value hedges:				
Interest rate swaps	₩	34,312	3,334	(65)
Foreign exchange risk		(59,242)	1,206	109,395
	₩	(24,930)	4,540	109,330

(d) Hedging

i) Purpose of hedging and strategies

The Company is trading derivatives to avoid interest rate risk and exchange risk arising from the assets and liabilities. The Company applies cash flow hedge accounting using interest rate swaps and currency swaps to avoid the risk of fluctuations in cash flows of borrowing liabilities and bonds in won, and bonds in foreign currency due to market interest rates and exchange rate fluctuations.

ii) The nominal amount and the average hedge ratio of hedging instruments over time as of December 31, 2023 and 2022 are as follows.

		2023						
		Less than 1 year	**1~2 years**	**2~3 years**	**3~4 years**	**4~5 years**	**More than 5 years**	**Total**
Cash flow hedge:								
Currency swap(*)	₩	-	928,368	386,820	515,760	-	-	1,830,948
Interest rate swap		180,000	-	25,700	-	-	200,000	405,700
	₩	180,000	928,368	412,520	515,760	-	200,000	2,236,648
Average hedge ratio		100%	100%	100%	100%	-	100%	100%
Average price condition-interest rate		1.10%	-	3.57%	-	-	2.52%	1.95%

(*) The average exchange rate for currency swap is USD/KRW 1,158.76.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

12. Derivatives(continued)

(d) Hedging(condinued)

		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
					2022			
Cash flow hedge:								
Currency swap(*)	₩	-	-	912,456	380,190	506,920	-	1,799,566
Interest rate swap		860,000	180,000	-	-	-	200,000	1,240,000
	₩	860,000	180,000	912,456	380,190	506,920	200,000	3,039,566
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%
Average price condition-interest rate		2.18%	1.10%	-	-	-	2.52%	2.08%

(*) The average exchange rate for currency swap is USD/KRW 1,158.76.

(iii) The effect that hedge accounting has had on the separate statement of financial position and separate statement of comprehensive income

ⓐ The effect that hedge instruments have had on the separate statement of financial position and separate statement of comprehensive income as of and for the years ended December 31, 2023 and 2022 are as follows:

		Nominal amount	Carrying amount of asset	Carrying amount of liabilities	Changes in fair value in the period
			2023		
Cash flow hedge					
Interest rate swap	₩	1,830,948	134,542	-	27,894
Currency swap		405,700	13,148	229	(10,962)
	₩	2,236,648	147,690	229	16,932

		Nominal amount	Carrying amount of asset	Carrying amount of liabilities	Changes in fair value in the period
			2022		
Cash flow hedge					
Interest rate swap	₩	1,799,566	106,474	-	52,890
Currency swap		1,240,000	31,598	-	33,634
	₩	3,039,566	138,072	-	86,524

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

12. Derivatives (continued)

(d) Hedging (continued)

(iii) The effect that hedge accounting has had on the separate statement of financial position and separate statement of comprehensive income.

ⓑ The effect that hedged items have had on the separate statement of financial position and separate statement of comprehensive income as of and for the years ended December 31, 2023 and 2022 are as follows:

		2023		
		Carrying amount of liabilities	**Changes in fair value**	**Cash flow hedge reserve**
Cash flow hedge				
Borrowings and debentures in Won	₩	405,484	(11,240)	9,120
Borrowings and debentures in foreign currency		1,824,147	25,441	(40,284)
	₩	2,229,631	14,201	(31,164)

		2022		
		Carrying amount of liabilities	**Changes in fair value**	**Cash flow hedge reserve**
Cash flow hedge				
Borrowings and debentures in Won	₩	1,239,605	33,236	21,680
Borrowings and debentures in foreign currency		1,791,567	55,146	(36,600)
	₩	3,031,172	88,382	(14,920)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

12. Derivatives (continued)

(d) Hedging (continued)

(iv) Cash flow hedge

For cash flow hedges, the amount that was recognized in other comprehensive income and the amount that was reclassified from equity to profit or loss for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Recognized in other comprehensive income	₩	7,492	84,401
Reclassified from equity to profit or loss		(29,536)	(109,330)
Deferred tax effect		5,799	6,652
Changes in accumulated other comprehensive income, net	₩	(16,245)	(18,277)

(e) The Company's risk exposure directly affected by interest rate benchmark reform

The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate benchmark reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate benchmarks are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate index that are based on the hedged item do not change due to the effect of the interest rate index reform.

The carrying amount of hedged item and the nominal amount of the hedging instrument related to the interest rate index exposed to the hedging relationship due to the Company's reform of the interest rate benchmark as of December 31, 2023 is as follows:

		Notional amounts of hedging instruments	**The book value of hedged liabilities**
KRW 3M CD(*)	₩	405,700	405,484

(*) The notional amounts of hedging instrument for CMS interest rate, which is determined based on CD rate, are included.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Others

(a) Details of credit card receivables at amortized cost and others as of December 31, 2023 and 2022 are as follows:

		2023	2022
Credit card receivables:			
Lump-sum purchases	₩	8,299,805	7,966,110
Installment purchases		7,121,666	7,831,273
Cash advances		1,508,451	1,704,497
Revolving cash advances		75,808	88,778
Revolving purchases		2,608,603	2,620,475
Card loans		7,753,542	7,630,672
Restructured loans		372,228	308,382
Purchasing card		-	463
Less: Allowance for doubtful accounts		(1,132,134)	(1,026,447)
Present value discount account		(14,577)	(18,263)
Deferred loan origination costs		(24,939)	(27,690)
		26,568,453	27,078,250
Loans:			
General loans		3,118,765	2,632,878
Factoring receivables		183,448	113,584
Others		292,181	169,867
Less: Allowance for doubtful accounts		(72,216)	(53,603)
Add: Present value premium		22	153
Deferred loan origination costs		3,753	4,401
		3,525,953	2,867,280
Installment financing assets:			
Installment for cars		3,523,845	4,095,482
Installment for others		21,496	20,955
Less: Allowance for doubtful accounts		(44,978)	(43,590)
Present value discount account		(28)	(110)
Add: Deferred loan origination costs		26,381	44,238
		3,526,716	4,116,975
Lease assets:			
Financing lease receivables		1,757,348	1,628,832
Cancelled financing lease receivables		211	99
Less: Allowance for doubtful accounts		(14,991)	(14,832)
Add: Present value premium		110	422
Less: Deferred loan origination fees		(891)	(729)
		1,741,787	1,613,792
	₩	35,362,909	35,676,297

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Others (continued)

(b) Changes in the gross carrying amount of credit card receivables at amortized cost and others for the years ended December 31, 2023 and 2022 are as follows:

		2023			
		12 month expected credit losses	**Lifetime expected credit losses**	**Credit-impaired financial assets**	**Total**
Beginning balance	₩	31,508,975	4,784,391	521,403	36,814,769
Reclassified to 12 month expected credit losses		558,651	(558,181)	(470)	-
Reclassified to lifetime expected credit losses		(1,353,971)	1,355,447	(1,476)	-
Reclassified to credit-impaired financial assets		(108,999)	(46,333)	155,332	-
Executed (Collected)		649,762	(850,072)	883,008	682,698
Write-offs		-	-	(870,239)	(870,239)
Ending balance		31,254,418	4,685,252	687,558	36,627,228
Allowance for doubtful accounts		(288,371)	(492,499)	(483,449)	(1,264,319)
Net carrying amount	₩	30,966,047	4,192,753	204,109	35,362,909

		2022			
		12 month expected credit losses	**Lifetime expected credit losses**	**Credit-impaired financial assets**	**Total**
Beginning balance	₩	28,725,041	4,544,491	448,372	33,717,904
Reclassified to 12 month expected credit losses		533,195	(532,512)	(683)	-
Reclassified to lifetime expected credit losses		(969,474)	970,422	(948)	-
Reclassified to credit-impaired financial assets		(138,822)	(170,771)	309,593	-
Executed (Collected)		3,359,035	(27,239)	326,855	3,658,651
Write-offs		-	-	(561,786)	(561,786)
Ending balance		31,508,975	4,784,391	521,403	36,814,769
Allowance for doubtful accounts		(266,957)	(500,611)	(370,904)	(1,138,472)
Net carrying amount	₩	31,242,018	4,283,780	150,499	35,676,297

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Others (continued)

(c) Changes in allowance for credit card receivables at amortized cost and others for the years ended December 31, 2023 and 2022 are as follows:

		2023			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	266,957	500,611	370,904	1,138,472
Reclassified to 12 month expected credit losses		28,629	(28,607)	(22)	-
Reclassified to lifetime expected credit losses		(22,771)	23,662	(891)	-
Reclassified to credit-impaired financial assets		(2,172)	(4,191)	6,363	-
Provision for credit loss allowance(*)		17,728	1,024	969,990	988,742
Write-offs		-	-	(870,239)	(870,239)
Amortization of discount		-	-	7,344	7,344
Ending balance	₩	288,371	492,499	483,449	1,264,319

(*) Provision has been increased in response to the future economic recession. The Company recognized additional provision amounting to ₩58,866 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2023.

		2022			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	252,085	420,108	298,123	970,316
Reclassified to 12 month expected credit losses		28,721	(28,397)	(324)	-
Reclassified to lifetime expected credit losses		(17,624)	18,215	(591)	-
Reclassified to credit-impaired financial assets		(1,224)	(2,312)	3,536	-
Provision for credit loss allowance (*)		4,999	92,997	624,638	722,634
Write-offs		-	-	(561,786)	(561,786)
Amortization of discount		-	-	7,308	7,308
Ending balance	₩	266,957	500,611	370,904	1,138,472

(*) Provision has been increased in response to the future economic recession. The Company recognized provision amounting to ₩48,486 million by re-estimating the expected default rate in reflection of the modified forward-looking information as of December 31, 2022.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Others (continued)

(d) Financing lease assets

Total investments in financing leases and the present value of minimum lease payments for each of the following periods as of December 31, 2023 and 2022 are as follows:

		2023		
		Total investment	**Unrealized interest income**	**Present value of minimum lease payment**
Less than one year	₩	779,936	121,501	658,435
One year to two years		386,468	51,605	334,863
Two years to three years		335,680	31,260	304,420
Three years to four years		318,864	9,036	309,828
Four years to five years		155,497	6,421	149,076
Over five years		938	3	935
	₩	1,977,383	219,826	1,757,557

		2022		
		Total investment	**Unrealized interest income**	**Present value of minimum lease payment**
Less than one year	₩	521,832	65,244	456,588
One year to two years		387,100	47,975	339,125
Two years to three years		337,582	34,049	303,533
Three years to four years		307,175	20,408	286,767
Four years to five years		249,550	7,348	242,202
Over five years		1,142	4	1,138
	₩	1,804,381	175,028	1,629,353

(e) Changes in deferred loan origination costs (fees)

Changes in deferred loan origination costs (fees) for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Beginning balance	₩	20,220	13,289
Increase		(28,734)	(7,067)
Decrease		12,818	13,998
Ending balance	₩	4,304	20,220

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

14. **Lease Assets**

(a) Details of lease assets as of December 31, 2023 and 2022 are as follows:

		2023			
		Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total
Acquisition cost	₩	2,886,297	1,783	3,878	2,891,958
Accumulated depreciation		(809,025)	(121)	-	(809,146)
Book value		2,077,272	1,662	3,878	2,082,812

		2022			
		Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total
Acquisition cost	₩	2,493,337	2,406	11,709	2,507,452
Accumulated depreciation		(562,513)	(118)	-	(562,631)
Book value		1,930,824	2,288	11,709	1,944,821

(b) Future minimum lease payments as lessor under lease assets as of December 31, 2023 and 2022 are as follows:

		2023	2022
Less than one year	₩	575,487	507,042
One year to two years		459,930	434,258
Two years to three years		320,318	316,642
Three years to four years		177,796	185,739
Four years to five year		55,452	69,167
Over five years		452	340
	₩	1,589,435	1,513,188

(c) Changes in operating lease assets for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Beginning balance	₩	1,930,824	1,393,850
Acquisition		763,778	1,017,230
Disposal		(172,145)	(128,950)
Depreciation		(445,185)	(351,306)
Ending balance	₩	2,077,272	1,930,824

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

15. **Right-of-use Assets and Lease Liabilities**

(a) Changes in right-of-use assets included in property and equipment for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
		Buildings	
Beginning balance	₩	20,606	18,950
Acquisition		22,366	14,153
Disposal		(14,016)	(1,914)
Depreciation		(14,043)	(10,583)
Ending balance	₩	14,913	20,606

(b) Changes in lease liabilities included in other liabilities for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
		Buildings	
Beginning balance	₩	18,720	17,638
Acquisition		17,817	11,337
Payments		(9,738)	(8,952)
Termination		(14,357)	(1,764)
Interest expense		824	461
Ending balance	₩	13,266	18,720

(c) Details of maturity of lease liabilities as of December 31, 2023 and 2022 are as follows:

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
					2023			
Buildings(*)	₩	1,012	1,433	1,695	2,800	6,842	10	13,792

(*) The amounts are undiscounted.

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
					2022			
Buildings(*)	₩	1,064	1,173	1,633	2,592	10,960	2,477	19,899

(*) The amounts are undiscounted.

(d) The amount of payment for leases of low-value assets are ₩452 million and ₩ 496 million for the years ended December 31, 2023 and 2022, respectively. There are no short-term leases for the years ended December 31, 2023 and 2022.

(e) The amount of total cash outflow from leases recognized on the separate statements of cash flows are ₩10,191 million and ₩9,448 million and the amount recognized as interest expenses are ₩ 824 million and ₩461 million for the years ended December 31, 2023 and 2022, respectively.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

16. Financial assets at FVOCI

(a) Details of financial assets at FVOCI as of December 31, 2023 and 2022 are as follows:

		2023	2022
Financial assets at FVOCI	₩	393,979	375,471

(b) The fair value of financial assets at FVOCI as of December 31, 2023 and 2022 are follows:

Classification			2023	2022
Debt securities	Government	₩	281,650	266,994
	Corporate and others		36,922	35,699
			318,572	302,693
Equity securities(*)	Stocks		75,407	72,778
		₩	393,979	375,471

(*) The Company has exercised FVOCI option for the strategic purpose of holding the equity securities.

(c) Details of dividend income of financial assets at FVOCI for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Dividend income recognized in assets held at the end of the reporting period:			
Equity securities	₩	337	380

(d) The changes of financial assets at FVOCI for the years ended December 31, 2023 and 2022, are as follows:

		2023		2022	
		Debt securities	Equity securities	Debt securities	Equity securities
Beginning balance	₩	302,693	72,778	161,494	35,525
Acquisition		-	-	163,513	29,381
Disposal		-	-	-	-
Changes in fair value (other comprehensive income)		14,794	2,629	(23,154)	7,872
Changes in fair value (profit or loss)		1,085	-	840	-
Ending balance	₩	318,572	75,407	302,693	72,778

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

16. Financial Assets at FVOCI (continued)

(e) The changes in the book value of FVOCI debt securities for the years ended December 31, 2023 and 2022 are as follows.

		2023		
		12 months expected credit loss	**Lifetime expected credit loss**	**Total**
Beginning balance	₩	302,693	-	302,693
Reclassified to 12 months expected credit loss		-	-	-
Reclassified to lifetime expected credit loss		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Acquisition		-	-	-
Others(*)		15,879	-	15,879
Ending balance	₩	318,572	-	318,572

(*) Included the effects from amortization and fair value adjustments.

		2022		
		12 months Expected credit loss	**Lifetime expected credit loss**	**Total**
Beginning balance	₩	161,494	-	161,494
Reclassified to 12 months expected credit loss		-	-	-
Reclassified to lifetime expected credit loss		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Acquisition		163,513	-	163,513
Others(*)		(22,314)	-	(22,314)
Ending balance	₩	302,693	-	302,693

(*) Included the effects from amortization and fair value adjustments.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

16. Financial Assets at FVOCI (continued)

(f) The changes in the provision for credit loss of FVOCI debt securities for the years ended December 31, 2023 and 2022 are as follows.

		2023		
		12 months expected credit loss	Lifetime expected credit loss	Total
Beginning balance	₩	98	-	98
Reclassified to 12 months expected credit loss		-	-	-
Reclassified to lifetime expected credit loss		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Provision		34	-	34
Ending balance	₩	132	-	132

		2022		
		12 months expected credit loss	Lifetime expected credit loss	Total
Beginning balance	₩	24	-	24
Reclassified to 12 months expected credit loss		-	-	-
Reclassified to lifetime expected credit loss		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Provision		74	-	74
Ending balance	₩	98	-	98

(g) There are no gains or losses on sales of financial assets at FVOCI for the years ended December 31, 2023 and 2022.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

17. Property and Equipment

(a) Details of property and equipment as of December 31, 2023 and 2022 are as follows

		Land	Buildings	Others	Right-of-use assets	Total
				2023		
Acquisition cost	₩	432,770	87,034	361,627	41,021	922,452
Accumulated depreciation		-	(10,011)	(268,616)	(26,108)	(304,735)
Ending balance	₩	432,770	77,023	93,011	14,913	617,717

		Land	Buildings	Others	Right-of-use assets	Total
				2022		
Acquisition cost	₩	432,770	89,401	361,143	42,422	925,736
Accumulated depreciation		-	(7,820)	(272,118)	(21,816)	(301,754)
Ending balance	₩	432,770	81,581	89,025	20,606	623,982

(b) Changes in property and equipment for the years ended December 31, 2023 and 2022 are as follows:

		Land	Buildings	Others	Right-of use assets	Total
				2023		
Beginning balance	₩	432,770	81,581	89,025	20,606	623,982
Acquisition		-	-	30,670	22,366	53,036
Disposal		-	-	(658)	(14,016)	(14,674)
Depreciation		-	(2,327)	(26,026)	(14,043)	(42,396)
Reclassification		-	(2,231)	-	-	(2,231)
Ending balance	₩	432,770	77,023	93,011	14,913	617,717

		Land	Buildings	Others	Right-of use assets	Total
				2022		
Beginning balance	₩	445,734	84,329	80,581	18,950	629,594
Acquisition		-	-	33,191	14,153	47,344
Disposal		(12,964)	(405)	(581)	(1,914)	(15,864)
Depreciation		-	(2,343)	(24,202)	(10,583)	(37,128)
Reclassification		-	-	36	-	36
Ending balance	₩	432,770	81,581	89,025	20,606	623,982

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

17. **Property and Equipment (continued)**

(c) Details of insured assets as of December 31, 2023 are as follows:

Type of insurance	Assets covered	Insurance company		Amount covered
Property all risks policy	Buildings, etc.	DB Life Insurance Co., Ltd.	₩	112,581
Business interruption policy		DB Life Insurance Co., Ltd.		27,160
Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance, Ltd.		52,049

In addition, the Company maintains transportation theft insurance, custody theft insurance for cash and securities and liability insurance, full insurance for vehicles.

18. **Intangible Assets**

(a) Details of intangible assets as of December 31, 2023 and 2022 are as follows:

		2023			
		Memberships	**Development cost**	**Others**	**Total**
Acquisition cost	₩	17,630	161,033	30,986	209,649
Accumulated amortization		-	(84,288)	(25,626)	(109,914)
Impairment losses		(892)	(336)	-	(1,228)
Ending balance	₩	16,738	76,409	5,360	98,507

		2022			
		Memberships	**Development cost**	**Others**	**Total**
Acquisition cost	₩	16,936	137,697	27,215	181,848
Accumulated amortization		-	(66,009)	(24,355)	(90,364)
Impairment losses		(892)	(336)	-	(1,228)
Ending balance	₩	16,044	71,352	2,860	90,256

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

18. Intangible Assets (continued)

(b) Changes in intangible assets for the years ended December 31, 2023 and 2022 are as follows, and amortization is included in general administrative expenses.

		2023			
		Club memberships	**Development cost**	**Others**	**Total**
Beginning balance	₩	16,044	71,352	2,860	90,256
Acquisition		1,480	26,843	896	29,219
Disposal		(786)	(599)	-	(1,385)
Reclassification		-	(2,876)	2,876	-
Amortization		-	(18,311)	(1,272)	(19,583)
Reversal of impairment losses		-	-	-	-
Ending balance	₩	16,738	76,409	5,360	98,507

		2022			
		Club memberships	**Development cost**	**Others**	**Total**
Beginning balance	₩	16,264	59,516	4,135	79,915
Acquisition		500	27,018	336	27,854
Disposal		(662)	-	-	(662)
Reclassification		-	(36)	-	(36)
Amortization		-	(15,146)	(1,611)	(16,757)
Reversal of impairment losses		(58)	-	-	(58)
Ending balance	₩	16,044	71,352	2,860	90,256

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

19. **Investments in Subsidiaries and Others**

(a) Details of investments in subsidiaries as of December 31, 2023 and 2022 are as follows and measured at acquisition cost.

Name of subsidiary	Location	Closing month	2023 Ownership	2023 Carrying amount	2022 Ownership	2022 Carrying amount
Shinhan Card SPC 2019-1 (*1)(*2)	Korea	December	-	₩ -	0.5%	-
Shinhan Card SPC 2019-2 (*1)(*2)	Korea	December	-	-	0.5%	-
Shinhan Card SPC 2019-3 (*1)(*2)	Korea	December	-	-	0.5%	-
Shinhan Card SPC 2020-1 (*1)(*2)	Korea	December	-	-	0.5%	-
Shinhan Card SPC 2021-1 (*1)(*2)	Korea	December	0.5%	-	0.5%	-
Shinhan Card SPC 2021-2 (*1)(*2)	Korea	December	0.5%	-	0.5%	-
Shinhan Card SPC 2022-1 (*1)(*2)	Korea	December	0.5%	-	0.5%	-
Shinhan Card SPC 2022-2 (*1)(*2)	Korea	December	0.5%	-	0.5%	-
Shinhan Card SPC 2022-3 (*1)(*2)	Korea	December	0.5%	-	0.5%	-
Shinhan Card SPC 2023-1 (*1)(*2)	Korea	December	0.5%	-	-	-
Specified money in trusts(*1)(*4) (As of December 31, 2023: 3cases, as of December 31, 2022: 7 cases)	Korea	December	100%	-	100%	-
Shinhan Credit Information Co., Ltd.(*3)	Korea	December	100%	20,354	100%	20,354
Shinhan Finance LLC	Kazakhstan	December	100%	16,599	100%	16,599
Shinhan Indo Finance	Indonesia	December	76.33%	35,248	76.33%	35,248
Shinhan Microfinance Co., Ltd.	Myanmar	September	100%	-	100%	-
Shinhan Vietnam Finance Co., Ltd.	Vietnam	December	100%	170,194	100%	170,194
				₩ 242,395		₩ 242,395

(*1) The above subsidiaries are structured entities that are designed voting rights or similar rights are not major factors when determining control.

(*2) Although the Controlling Company's ownership percentage of shares for structured entities is less than 50%, structured entities are operated in accordance with the necessity of the Controlling Company's specific business, and the Company holds a majority of the benefits in the structured entities' operations. For this reason, the Company is considered to have power to control the structured entities. The Company may trust credit card receivables additionally if these structured entities are unable to repay securitized debentures connected to the entities' underlying assets.

(*3) The Company has acquired 100% shares of Shinhan Credit Information Co., Ltd. from Shinhan Financial Group Co., Ltd. and Shinhan Credit Information Co., Ltd. became a wholly-owned subsidiary of the Company for the year ended December 31, 2022.

(*4) Specified money in trusts are presented and recognized as financial assets at fair value through profit or loss in accordance with Korean IFRS 1109 "Financial instruments".

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

19. Investments in Subsidiaries and Others (continued)

(b) Change in investment in subsidiaries for the year ended December 31, 2023 are as follows:

Status of change	Name of the subsidiary	Reason
New	Shinhan Card SPC 2023-1	Newly invested
Eliminated	Shinhan Card SPC 2019-1	liquidation
Eliminated	Shinhan Card SPC 2019-2	liquidation
Eliminated	Shinhan Card SPC 2019-3	liquidation
Eliminated	Shinhan Card SPC 2020-1	liquidation

(c) Condensed financial statements of subsidiaries as of and for the years ended December 31, 2023 and 2022 are as follows:

Name of subsidiary		Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
		2023				
Shinhan Card SPC 2021-1	₩	350,089	350,089	-	-	-
Shinhan Card SPC 2021-2		400,121	400,121	-	-	-
Shinhan Card SPC 2022-1		400,287	400,287	-	-	-
Shinhan Card SPC 2022-2		521,956	523,007	(1,051)	-	(8,727)
Shinhan Card SPC 2022-3		326,926	331,934	(5,008)	-	(2,238)
Shinhan Card SPC 2023-1		319,676	332,995	(13,319)	-	(13,319)
Shinhan Credit Information Co., Ltd.		34,033	11,184	22,849	2,590	1,940
Shinhan Finance LLC		168,261	136,715	31,546	6,962	7,449
Shinhan Indo Finance		235,464	198,727	36,737	5,602	4,781
Shinhan Microfinance Co., Ltd.		11,927	13,569	(1,642)	(750)	(1,272)
Shinhan Vietnam Finance Co., Ltd.		631,451	500,485	130,966	(4,065)	(4,421)
Specified money in trusts		570,000	-	570,000	29,728	29,728

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022(In millions of won)

19. Investments in Subsidiaries and Others (continued)

(c) Condensed financial statements of subsidiaries as of and for the years ended December 31, 2023 and 2022 are as follows: (continued)

		2022				
Name of subsidiary		**Total assets**	**Total liabilities**	**Total equity**	**Profit (loss) for the year**	**Total comprehensive income (loss)**
Shinhan Card SPC 2019-1	₩	-	-	-	-	-
Shinhan Card SPC 2019-2		318,122	316,846	1,276	-	(1,127)
Shinhan Card SPC 2019-3		175,049	175,049	-	-	-
Shinhan Card SPC 2020-1		522,352	520,408	1,944	-	(2,973)
Shinhan Card SPC 2021-1		350,076	350,076	-	-	-
Shinhan Card SPC 2021-2		400,104	400,104	-	-	-
Shinhan Card SPC 2022-1		400,246	400,246	-	-	-
Shinhan Card SPC 2022-2		521,907	514,232	7,675	-	7,675
Shinhan Card SPC 2022-3		327,155	329,924	(2,769)	-	(2,769)
Shinhan Credit Information Co., Ltd.		31,397	10,488	20,909	558	558
Shinhan Finance LLC		109,400	85,303	24,097	4,504	4,853
Shinhan Indo Finance		145,938	113,982	31,956	6,375	9,619
Shinhan Microfinance Co., Ltd.		11,434	11,804	(370)	(858)	(864)
Shinhan Vietnam Finance Co., Ltd.		647,313	511,926	135,387	17,303	20,534
Specified money in trusts		475,000	-	475,000	18,934	18,934

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

19. Investments in Subsidiaries and Others (continued)

(d) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows:

		2023			
Investee		**Beginning balance**	**Acquisition**	**Impairment loss**	**Ending balance**
Shinhan Finance LLC	₩	16,599	-	-	16,599
Shinhan Indo Finance		35,248	-	-	35,248
Shinhan Microfinance Co., Ltd.		-	-	-	-
Shinhan Vietnam Finance Co., Ltd.		170,194	-	-	170,194
Shinhan Credit Information Co., Ltd.		20,354	-	-	20,354
	₩	242,395	-	-	242,395

		2022			
Investee		**Beginning balance**	**Acquisition**	**Impairment loss**	**Ending balance**
Shinhan Finance LLC	₩	16,599	-	-	16,599
Shinhan Indo Finance		9,053	26,195	-	35,248
Shinhan Microfinance Co., Ltd.		5,201	-	(5,201)	-
Shinhan Vietnam Finance Co., Ltd.		170,194	-	-	170,194
Shinhan Credit Information Co., Ltd.		-	20,354	-	20,354
	₩	201,047	46,549	(5,201)	242,395

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022(In millions of won)

19. Investments in Subsidiaries and Others (continued)

(e) Details of investments in associates as of December 31, 2023 and 2022 are as follows:

Name of associates	Location	Closing month	Ownership December 31, 2023	Ownership December 31, 2022
Wave Technology	Korea	December	49%	49%
One Shinhan Connect Fund 1	Korea	December	30%	30%
One Shinhan Connect Fund 2	Korea	December	25%	25%
Shinhan hyper connect venture fund I (*)	Korea	December	25%	-

(*) It is newly acquired the year ended December 31, 2022.

(f) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows:

Name of associates		2023 Acquisition cost	Beginning balance	Acquisition	Disposal	Ending Balance(*)
Wave Technology	₩	500	500	-	-	500
One Shinhan Connect Fund 1		70,937	70,937	-	(208)	70,729
One Shinhan Connect Fund 2		11,250	11,250	-	(4,597)	6,653
Shinhan hyper connect venture fund I (*)		11,400	-	11,400	-	11,400
	₩	94,087	82,687	11,400	(4,805)	89,282

(*) Investments in associates are measured at acquisition cost.

Name of associates		2022 Acquisition cost	Beginning balance	Acquisition	Disposal (*1)	Ending Balance(*2)
Wave Technology	₩	500	500	-	-	500
One Shinhan Connect Fund 1		70,937	72,000	11,100	(12,163)	70,937
One Shinhan Connect Fund 2		11,250	-	11,250	-	11,250
	₩	82,687	72,500	22,350	(12,163)	82,687

(*1) This is the amount reclassified from securities at fair value through profit or loss to investments in associates for the year ended December 31, 2022.
(*2) Investments in associates are measured at acquisition cost.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

19. **Investments in Subsidiaries and Others (continued)**

(g) Condensed financial statements of associates as of and for the years ended December 31, 2023 and 2022 are as follows:

| | | | | | **2023** | |
Name of associates		Total assets	Total liabilities	Net assets	Profit (loss) for the quarter	Total comprehensive income (loss)
Wave Technology	₩	486	24	462	75	75
One Shinhan Connect Fund 1		250,194	13	250,181	(7,490)	(7,490)
One Shinhan Connect Fund 2		23,425	3	23,422	(1,141)	(1,141)
Shinhan hyper connect venture fund I		44,936	679	44,257	(1,343)	(1,343)

| | | | | | **2022** | |
Name of associates		Total assets	Total liabilities	Net assets	Profit (loss) for the quarter	Total comprehensive income (loss)
Wave Technology	₩	483	95	388	(13)	(13)
One Shinhan Connect Fund 1		258,363	-	258,363	25,439	25,439
One Shinhan Connect Fund 2		42,953	-	42,953	(2,047)	(2,047)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

20. **Investment Properties**

(a) Details of Investment properties as of December 31, 2023 and 2022 are as follows:

		2023	2022
Acquisition cost	₩	51,225	48,857
Accumulated depreciation		(4,282)	(2,898)
Ending balance	₩	46,943	45,959

(b) Changes in investment properties for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
		Building	
Beginning balance	₩	45,959	47,201
Reclassification		2,231	-
Amortization		(1,247)	(1,242)
Ending balance	₩	46,943	45,959

(c) Rental revenue from operating leases arising from investment property during the years ended December 31, 2023 and 2022 is ₩12,130 million and ₩12,144 million, and management expenses directly related to investment property (including maintenance costs) are ₩5,013 and ₩4,395 million.

(d) As of December 31, 2023 and 2022, the fair value of the investment property was ₩63,604 million and ₩59,983 million, and the fair value assessment corresponds to Level 3 in the fair value hierarchy, as it reflects recent market transaction prices based on conditions from independent third-party transactions and incorporates significant unobservable input variables not observable in the market.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

21. Other Assets

(a) Other assets as of December 31, 2023 and 2022 are summarized as follows:

		2023	2022
Security deposits paid	₩	79,488	74,257
Present value discount account		(3,234)	(1,816)
Accounts receivable		836,459	854,332
Allowance for doubtful accounts		(12,504)	(5,649)
Accrued income		305,859	193,465
Allowance for doubtful accounts		(14,631)	(11,185)
Advanced payments		118,668	112,020
Prepaid expenses		47,200	406,876
Others(*)		15,485	18,645
	₩	1,372,790	1,640,945

(*) Includes reinsurance asset of ₩ 3,194 and ₩ 3,095 million as of December 31, 2023 and 2022, which are classified in accordance with Korean IFRS 1117.

(b) Changes in allowance for other assets for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Beginning balance	₩	16,834	15,088
Provision for credit loss allowance		36,381	21,833
Write-offs		(26,080)	(20,087)
Ending balance	₩	27,135	16,834

83

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

22. **Borrowings**

Borrowings as of December 31, 2023 and 2022 are summarized as follows:

	Interest rate (%)		2023	Interest rate (%)		2022
Borrowings in KRW:						
Others	1.16~5.27	₩	9,430,481	1.15~6.22	₩	11,071,109
Present value discounts account			(245,174)			-
Borrowings in foreign currency:						
Others	1.53~2.79		554,442	1.53~2.79		544,939
		₩	9,739,749		₩	11,616,048

23. **Debentures**

Debentures as of December 31, 2023 and 2022 are summarized as follows:

	Interest rate (%)		2023	Interest rate (%)		2022
Debentures in KRW	1.22~6.54	₩	17,880,000	1.10~6.54	₩	17,090,000
Less: discount			(9,997)			(8,568)
			17,870,003			17,081,432
Debentures in foreign currency	1.11~2.38		1,418,340	1.11~2.38		1,394,030
Less: discount			(5,915)			(7,999)
			1,412,425			1,386,031
		₩	19,282,428		₩	18,467,463

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

24. Defined benefit obligations

The Company operates defined benefit pension plans. The level of benefits provided depends on employees' length of service and their salary in the final years leading up to retirement. The pension is fully funded and operated by an external trust company.

(a) Defined benefit plan assets and liabilities as of December 31, 2023 and 2022 are as follows:

		2023	2022
Present value of defined benefit obligations	₩	318,038	280,197
Fair value of plan assets(*1)		(321,518)	(316,992)
Net defined benefit liabilities (assets) (*2)	₩	(3,480)	(36,795)

(*1) The fair value of plan assets as of December 31, 2023 and 2022 includes the existing Contribution to National Pension Plan of ₩ 280 million and ₩322 million.
(*2) There is no liabilities in defined benefit plans and net defined benefit assets is ₩ 3,480 million and ₩ 36,795 million as of December 31, 2023 and 2022.

(b) Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2023 and 2022 are as follows:

		2023		
		Defined benefit obligation	Plan assets	Net defined Benefit liabilities
Beginning balance	₩	280,197	(316,992)	(36,795)
Recognized in profit or loss as incurred:				
Current service cost		17,087	-	17,087
Interest expense (income)		15,324	(17,373)	(2,049)
		32,411	(17,373)	15,038
Recognized in other comprehensive income:				
Remeasurement loss				
-Actuarial losses				
Demographic assumptions		-	-	-
Financial assumptions		20,900	-	20,900
Experience adjustments.		5,685	-	5,685
- Return on plan assets		-	2,323	2,323
		26,585	2,323	28,908
Others:				
Contributions paid into the plan		-	(10,000)	(10,000)
Benefits paid by the plan		(20,895)	20,524	(371)
Others (*)		(260)	-	(260)
		(21,155)	10,524	(10,631)
Ending balance	₩	318,038	(321,518)	(3,480)

(*) Transfer from/to related parties.

85

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

24. Defined benefit obligations (continued)

(b) Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2023 and 2022 are as follows: (continued)

		2022		
		Defined benefit obligation	**Plan assets**	**Net defined benefit liabilities**
Beginning balance	₩	322,124	(286,783)	35,341
Recognized in profit or loss as incurred:				
Current service cost		19,754	-	19,754
Interest expense (income)		9,884	(8,927)	957
		29,638	(8,927)	20,711
Recognized in other comprehensive income:				
Remeasurement loss				
-Actuarial losses				
Demographic assumptions		79	-	79
Financial assumptions		(40,553)	-	(40,553)
Experience adjustments.		(6,121)	-	(6,121)
- Return on plan assets		-	3,738	3,738
		(46,595)	3,738	(42,857)
Others:				
Contributions paid into the plan		-	(58,481)	(58,481)
Benefits paid by the plan		(25,588)	33,461	7,873
Others (*)		618	-	618
		(24,970)	(25,020)	(49,990)
Ending balance	₩	280,197	(316,992)	(36,795)

(*) Transfer from/to related parties.

(c) Details of the amounts included in the fair value of plan assets for each category of financial instruments as of December 31, 2023 and 2022 are as follows:

		2023	**2022**
Time deposit	₩	321,238	316,660
Others		280	332
Fair value of plan assets	₩	321,518	316,992

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

24. Defined benefit obligations (continued)

(d) Actuarial assumptions as of December 31, 2023 and 2022 are as follows:

	2023	2022
Discount rate (AA0)	4.70%	5.62%
Future salary increasing rate	2.80% + step-up rate	2.50% + step-up rate
Weighted average maturity	6.90 years	6.75 years

(e) Sensitivity analysis

The effects on defined benefit obligations from changes in actuarial assumptions within a reasonably possible range as of December 31, 2023 are as follows:

		2023	
		Defined benefit obligation	
		Increase	**Decrease**
Discount rate (1%p movement)	₩	(19,994)	22,153
Future salary increase rate (1%p movement)		22,368	(20,543)

Sensitivity analyses do not consider the variance of all cash flows expected to occur in the plan but provide approximation of the sensitivity to the assumptions.

(f) Effects of defined benefit plans on future cash flows

The Company reviews the level of accumulation of funds every year and has a policy to compensate for any loss in funds. The estimated contribution for the year ending December 31, 2024 (the next annual reporting period) is ₩ 19,000 million. The weighted average maturity of the defined benefit obligation as of December 31, 2023 and 2022 are 6.90 years and 6.75 years. The maturity analysis of non-discounted benefits paid by the plan as of December 31, 2023 and 2022 are as follows:

		2023				
		Less than 1 year	**1~2 years**	**2~5 years**	**5 ~ 10 years**	**Over 10years**	**Total**
Benefits paid by the plan	₩	14,464	21,009	83,659	197,911	132,640	449,683

		2022				
		Less than 1 year	**1~2 years**	**2~5 years**	**5 ~ 10 year**	**Over 10years**	**Total**
Benefits paid by the plan	₩	14,733	20,768	77,343	142,415	165,263	420,522

(g) The amounts recognized as expenses for defined contribution plans are ₩4,366 million and ₩3,430 million for the years ended December 31, 2023 and 2022, respectively.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

25. **Provisions**

(a) Changes in provisions for the years ended December 31, 2023 and 2022 are as follows:

		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Other	Total
		2023				
Beginning balance	₩	302	208,417	5,073	23,528	237,320
Provision		(72)	(5,841)	(1,184)	39,123	32,025
Payment		(193)	-	(337)	(36,730)	(37,261)
Others (*)		-	-	20	-	20
Ending balance	₩	36	202,576	3,572	25,921	232,105

(*) This is the amount of increase in the current year over the period of the provision evaluated as present value.

		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Other	Total
		2022				
Beginning balance	₩	264	204,917	5,020	12,363	222,564
Provision (reversal)		61	3,500	158	33,223	36,942
Payment		(23)	-	(125)	(22,058)	(22,206)
Others (*)		-	-	20	-	20
Ending balance	₩	302	208,417	5,073	23,528	237,320

(*) This is the amount of increase in the current year over the period of the provision evaluated as present value.

(b) Details of allowance for unused credit commitments as of December 31, 2023 and 2022 are as follows:

		2023	2022
Unused credit commitments	₩	91,226,285	91,358,278
Allowance		202,576	208,417
Ratio (%)		0.22	0.23

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

25. Provisions (continued)

(c) Changes in unused credit commitments for the years ended December 31, 2023 and 2022 are as follows:

		2023			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	90,806	115,837	1,774	208,417
12 month expected credit losses substitution		59,758	(59,598)	(160)	-
Lifetime expected credit losses substitution		(8,761)	8,794	(33)	-
Credit-impaired financial assets substitution		(499)	(1,842)	2,341	-
Provision (reversal) (*)		(36,787)	33,168	(2,222)	(5,841)
Ending balance	₩	104,517	96,359	1,700	202,576

(*) Provision has been increased in response to the future economic recession. The Company recognized additional provision amounting to ₩15,530 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2023.

		2022			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	79,592	123,710	1,615	204,917
12 month expected credit losses substitution		63,630	(63,351)	(279)	-
Lifetime expected credit losses substitution		(7,664)	7,697	(33)	-
Credit-impaired financial assets substitution		(270)	(1,179)	1,449	-
Provision (reversal) (*)		(44,482)	48,960	(978)	3,500
Ending balance	₩	90,806	115,837	1,774	208,417

(*) Provision has been increased in response to the future economic recession. The Company recognized additional provision amounting to ₩19,583 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2022.

Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

26. Other Liabilities

(a) Details of other liabilities as of December 31, 2023 and 2022 are as follows:

		2023	2022
Accounts payable	₩	2,648,561	2,112,964
Accrued expenses		284,740	276,883
Advances from customers		147,818	132,628
Unearned revenue		192,641	176,029
Withholdings		523,312	440,657
Security deposits received		805,321	694,503
Present value discount account		(79,712)	(63,606)
Advances of gift card and others		433,538	415,510
Lease liabilities		13,792	19,899
PV discount on lease liabilities		(526)	(1,179)
Others (*)		319,644	347,309
	₩	5,289,129	4,551,597

(*) Includes point liabilities of ₩294,901 million and ₩323,945 million as of December 31, 2023 and 2022 respectively, which are classified in accordance with Korean IFRS 1115 and includes insurance liabilities of ₩3,194 and ₩3,095 million as of December 31, 2023 and 2022, which is classified in accordance with Korean IFRS 1117.

(b) Insurance liabilities

i) Details of insurance liabilities and reinsurance assets as of December 31, 2023 and 2022 are as follows:

		2023	
		Insurance Liabilities	**Reinsurance Assets**
Debt Cancellation & Debt Suspension	₩	3,194	3,194

		2022	
		Insurance Liabilities	**Reinsurance Assets**
Debt Cancellation & Debt Suspension	₩	3,095	3,095

ii) The income and expenses related to insurance contracts for the years ended December 31, 2023 and 2022 are as follows:

	2023		2022	
	Insurance Income	**Insurance service Expenses**	**Insurance Income**	**Insurance service Expenses**
₩	28,998	7,943	31,233	8,093

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

27. Equity

(a) Equity as of December 31, 2023 and 2022 are summarized as follows:

		2023	2022
Common stock	₩	626,847	626,847
Hybrid bond		699,822	399,901
Capital surplus			
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital surplus		7,944	7,944
		860,592	860,592
Capital adjustments			
Stock options		1,895	1,893
Accumulated other comprehensive loss			
Unrealized gain on valuation of financial assets at FVOCI		19,893	7,061
Effective portion of valuation gain on cash flow hedges		(31,164)	(14,920)
Remeasurements of the net defined benefit obligations		(48,887)	(27,573)
		(60,158)	(35,432)
Retained earnings			
Legal reserve		313,424	313,424
Reserve for credit losses (refer to "Note 28") (*)		923,457	847,036
Voluntary reserve		12,216	12,216
Unappropriated Retained earnings (*)		4,593,022	4,330,300
		5,842,119	5,502,976
	₩	7,971,117	7,356,777

(*) The Company plans to reverse ₩59,572 million to the unappropriated retained earnings and ₩76,421 million of the unappropriated retained earnings for credit losses for the years ended December 31, 2023 and 2022.

(b) Capital and capital surplus

As of December 31, 2023 and 2022, par value of common stock is ₩5,000 and the Company authorized 2,000,000,000 shares and issued outstanding shares amounted to 125,369,403 shares.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

27. **Equity (continued)**

(c) Hybrid bond

Hybrid bonds classified as other equity instruments of December 31, 2023 and 2022 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)	December 31, 2023
March 17, 2022	KRW	March 17, 2052	4.01%	399,901
February 14, 2023	KRW	February 14, 2053	5.28%	299,921
				699,822

The hybrid bonds above can be repaid early after 5 years from the date of issuance, and the Company has an unconditional right to extend the maturity under the same condition.

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2023 and 2022 are as follows:

		2023				
		Items subsequently reclassified to profit or loss		Items not subsequently reclassified to profit or loss		
		Valuation of financial assets at FVOCI	Valuation of cash flow hedges	Remeasurements of defined benefit plan	Valuation of financial assets at FVOCI	Total
Beginning balance	₩	(17,894)	(14,920)	(27,573)	24,955	(35,432)
Gains (Losses) for the current period:						
Changes in fair value		14,794	-	-	2,629	17,423
Reclassification of gains included in profit:						
Reclassification to the initial book value of the hedged item		-	(29,533)	-	-	(29,533)
Changes in fair value of cash flow hedges		-	7,489	-	-	7,489
Remeasurements of the net defined benefit obligations		-	-	(28,908)	-	(28,908)
Deferred tax effect		(3,929)	5,800	7,593	(661)	8,803
Ending balance	₩	(7,029)	(31,164)	(48,888)	26,923	(60,158)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

27. Equity (continued)

(d) Accumulated other comprehensive income (continued)

		2022				
		Items subsequently reclassified to profit or loss		Items not subsequently reclassified to profit or loss		
		Valuation of financial assets at FVOCI	Valuation of cash flow hedges	Remeasurements of defined benefit plan	Valuation of financial assets at FVOCI	Total
Beginning balance	₩	(863)	3,357	(58,270)	18,908	(36,868)
Gains (Losses) for the current period:						
Changes in fair value		(23,154)	-	-	7,872	(15,282)
Reclassification of gains included in profit:						
Reclassification to the initial book value of the hedged item		-	(109,330)	-	-	(109,330)
Changes in fair value of cash flow hedges		-	84,401	-	-	84,401
Remeasurements of the net defined benefit obligations		-	-	42,857	-	42,857
Deferred tax effect		6,123	6,652	(12,160)	(1,825)	(1,210)
Ending balance	₩	(17,894)	(14,920)	(27,573)	24,955	(35,432)

(e) Earned surplus reserves

The Korean Commercial Act requires the Company to accumulate, as it earned surplus reserve, at least 10% of cash dividend in each period for the settlement of accounts until its reserve reaches half of the Company's capital. No reserve shall be disposed of, except in recovery from deficit in capital or capitalizing its reserve as approved in the shareholder's meeting.

(f) Voluntary reserve

The Company elected to measure an item of land and buildings at the date of transition to Korean IFRSs at its fair value and use that fair value as its deemed cost at that date. Revaluation surplus as a result of revaluation was classified as dividend restriction by the Board of Directors. Also, in accordance with amended Credit Information Use and Protection Act, the Company is liable to compensate the owners of credit information for inflicted damage and reserved voluntary reserve for fulfillment by the Act.

Details of discretionary reserve as of December 31, 2023 and 2022 are as follows:

		2023	2022
Revaluation surplus of property and equipment	₩	10,216	10,216
Claim reserves for on-line transactions		2,000	2,000
	₩	12,216	12,216

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

27. **Equity (continued)**

(g) Statements of appropriation of retained earnings for the years ended December 31, 2023 and 2022 based on separate financial statements of the Company are as follows:

(In millions of won, except dividends per share)		**2023**	**2022**
Expected(Confirmed) date of appropriation:		**2024-03-25**	**2023-03-22**
Unappropriated retained earnings			
Balance at beginning of year	₩	3,997,247	3,733,308
Effect of changes in accounting policies		-	-
Dividend on hybrid bonds		(30,074)	(12,622)
Profit for the year		625,848	609,613
		4,593,021	4,330,299
Reversal of Reserve for credit losses		59,573	-
Balance at end of year before appropriation		4,652,594	4,330,299
Appropriation of retained earnings			
Transfer to reserve for credit losses		-	76,421
Reserves for electronic finance and credit information liability		-	-
Cash dividends		310,415	256,631
Dividends per share (dividend as a percentage of par value): ₩2,476 (49.52%) for 2023 ₩2,047 (40.94%) for 2022			
		310,415	333,052
Unappropriated retained earnings to be carried over to subsequent year	₩	4,342,179	3,997,247

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

28. Reserve for credit losses

In accordance with Regulations on Supervision of Specialized Credit Finance Business, the Company reserves the difference between allowance for credit losses recognized under Korean IFRS and Regulations on Supervision of Specialized Credit Finance Business in the account of reserve for legal provision for credit losses.

(a) Provision for credit losses as of December 31, 2023 and 2022 are summarized as follows:

		2023	2022
Accumulated provision for credit losses	₩	923,457	847,036
Reserve for (reverse of) credit losses, scheduled		(59,572)	76,421
- Changes in 2023 and 2022		(59,572)	76,421
Ending balance of provision for credit losses	₩	863,885	923,457

(b) Details of profit for the year after adjusting for reserve of credit losses scheduled and provision for credit losses for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Profit for the year	₩	625,848	609,613
Reversal of (reserve for) credit losses, scheduled		59,572	(76,421)
Profit for the year after adjusting for reserve for credit losses	₩	685,420	533,192
Earnings per share after adjusting credit losses(*) (in KRW)	₩	5,227	4,152

(*) Dividends on hybrid bonds are deducted.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

29. Operating Revenue and Contract Liabilities

(a) Details of operating revenues for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Revenue from contracts with customers			
Fee and commission income	₩	1,392,594	1,219,218
Revenue from others			
Interest income		2,636,469	2,344,686
Fee and commission income			
Loans		2,489	2,441
Installment loans		10,578	9,360
Leases		598,978	476,699
Other		34,607	32,573
Dividend income		382	415
Net income on financial assets at FVTPL		54,248	39,907
Gains on derivatives instruments		33,334	118,611
Gains on foreign currency transactions		54,283	51,156
Other operating income		305,433	157,591
	₩	5,123,395	4,452,657

(b) Classification of revenue from contracts with customers for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Revenue from contracts with customers			
Credit sales commission, etc.	₩	1,034,984	977,024
Insurance agency fee		79,254	76,108
Others		278,357	166,086
		1,392,595	1,219,218
Timing of revenue recognition			
Transferred at a point in time		1,145,989	985,435
Transferred over time		246,606	233,783
	₩	1,392,595	1,219,218

(c) The contract liabilities recognized by the Company in relation to revenue from contracts with customers are as follows:

		2023	2022
Point liabilities	₩	294,901	323,945
Unearned revenue of annual fee		108,437	106,527
	₩	403,338	430,472

(*) Recognized as other liabilities in the separate financial statements of financial position.

(d) Among the revenue recognized in the years ended December 31, 2023 and 2022, the amounts related to the contract liabilities carried forward in the prior term are ₩ 106,527 million and ₩ 101,642 million, respectively.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

30. Earnings per Share

Earnings per share for the year December 31, 2023 and 2022 are as follows:

		2023	2022
Profit for the year	₩	625,848	609,613
Dividend from hybrid bond		(30,073)	(12,622)
Profit for the year attributable to common stocks		595,775	596,991
Weighted average number of common stocks outstanding		125,369,403	125,369,403
Earnings per share (in KRW)	₩	4,752	4,762

The Company has no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods. Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2023 and 2022.

31. Share-Based Payment

Share-based payment as of December 31, 2023 is summarized as follows:

(a) Share-based payment arrangements with performance conditions

(i) Performance share granted as of December 31, 2023 are as follows:

	Granted in 2016	Granted in 2017	Granted in 2018	Granted in 2019	Granted in 2020	Granted in 2021	Granted in 2022	Granted in 2023
Type	Equity-settled type(*)	Equity-settled type(*)	Equity-settled type(*)	Equity-settled type(*)	Cash-settled type	Cash-settled type	Cash-settled type	Cash-settled type
Vesting period	2016	2017	2018	2019	2020	2021	2022	2023
Performance condition	Based on relative stock price (20.0%)							
	Based on 4 year management index (80.0%)							
Estimated number of shares granted	67,660	68,377	60,378	84,357	71,167	100,252	98,718	99,122
Number of shares granted	51,560	62,011	58,878	81,771	-	-	-	-
Remaining number of shares granted	16,100	6,366	1,500	2,586	71,167	100,252	98,718	99,122

(*)The Company granted shares of Shinhan Financial Group. According to the commitment, the amount that the Company pays to the Shinhan Financial Group is recognized as liabilities, and the difference between the amount recognized as liabilities and the compensation cost based on equity-settled share-based payments is recognized in equity.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

31. Share-Based Payment (continued)

(a) Share-based payment arrangements with performance conditions (continued)

(ii) Granted shares and the fair value of grant date as of December 31, 2023 are as follows:

Grant date	Grant shares	Fair value (in won) (*1)	Estimated shares (*2)	Paid shares	Remained shares
January 1, 2016	74,200	39,000	50,300	34,200	16,100
February 4, 2016	15,400	38,150	13,204	13,204	-
June 3, 2016	5,200	38,800	2,901	2,901	-
August 1, 2016	1,900	40,650	742	742	-
October 31, 2016	3,100	43,850	513	513	-
January 1, 2017	70,200	45,300	59,879	53,513	6,366
March 7, 2017	10,600	46,950	8,498	8,498	-
January 1, 2018	59,900	49,400	60,378	58,878	1,500
January 1, 2019	84,266	39,400	84,357	81,771	2,586
January 1, 2020	80,216	32,050	71,167	-	71,167
January 1, 2021	109,986	36,800	100,252	-	100,252
January 1, 2022	110,355	35,200	98,718	-	98,718
January 1, 2023	109,001	40,150	99,122	-	99,122
	734,324		650,031	254,220	395,811

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.
(*2) Grant shares at grant date were adjusted pursuant to relative increase ratio of stock price and achievement of management index based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

(b) Share-based compensation expense for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Share-based payment arrangements with performance conditions	₩	5,055	3,500

(c) Details of accrued expenses and the intrinsic value as of December 31, 2023 are as follows:

		Accrued expense related to compensation expenses associated with share-based payments	Intrinsic values (*1)
Share-based payment arrangements with performance conditions (*2)	₩	15,653	15,653

(*1) The fair value of share-based arrangements with performance conditions is considered as intrinsic value.
(*2) Payments according to arrangements with Shinhan Financial Group are calculated on the basis of the closing price on December 31, 2023 and have been recognized as liabilities.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

32. Net Interest Income

Details of net interest income for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Interest income			
Cash and due from banks	₩	3,871	4,972
Credit card receivables		2,137,476	1,962,359
Loans		232,694	178,405
Installment loans		162,397	146,130
Financing leases (*)		87,022	44,037
Others		13,009	8,783
		2,636,469	2,344,686
Interest expenses			
Borrowings		(286,918)	(236,872)
Debentures		(574,629)	(427,864)
Lease liabilities (*)		(824)	(461)
Others		(21,388)	(12,300)
		(883,759)	(677,497)
Net interest income	₩	1,752,710	1,667,189

(*) It includes finance income and costs in financial lease receivables and lease liabilities under Korean IFRS 1116.

Interest incomes on impaired financial assets for the years ended December 31, 2023 and 2022 are ₩13,574 million and ₩12,798 million, respectively.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

33. Net Fee and Commission Income

Details of net fee and commission income for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Fee and commission income			
Credit card receivables	₩	1,392,594	1,219,218
Loans		2,489	2,441
Installment loans		10,578	9,360
Leases		598,978	476,699
Others (*)		34,607	32,573
		2,039,246	1,740,291
Fee and commission expense			
Credit card receivables		(1,144,108)	(1,081,823)
Installment loans		(23,976)	(33,042)
Leases		(1,814)	(2,459)
Others (*)		(105,537)	(104,233)
		(1,275,435)	(1,221,557)
Net fee and commission income	₩	763,811	518,734

(*) Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (Debt exemption and debt suspension) given to credit card members. For the years ended December 31, 2023 and 2022, the amount of income related to debt exemption and debt suspension are ₩28,899 million and ₩31,787 million, respectively, and the amount of expense are ₩8,015million and ₩8,751 million, respectively.

34. Dividend Income

Details of dividend income for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Financial assets at FVTPL in Korean currency	₩	45	35
Financial assets at FVOCI in Korean currency		337	380
	₩	382	415

35. Provision for Credit Loss Allowance

Details of provision for credit loss allowance for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Changes in credit card receivables at amortized cost and other	₩	(782,318)	(485,907)
Other assets		(34,418)	(19,528)
Allowance for unused loan commitments		5,841	(3,500)
Financial instruments at FVOCI		(35)	(74)
	₩	(810,930)	(509,009)

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

36. General Administrative Expenses

General administrative expenses for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Relate to employees			
Salaries and wages	₩	195,761	186,797
Bonus		53,376	49,933
Incentive of results		21,249	20,062
Share-based compensation expense		5,055	3,500
Employee benefits		98,617	94,099
Travel		5,528	4,985
Defined benefit		15,038	20,711
Defined contribution		4,366	3,430
Honorary retirement allowance		3	8,223
		398,993	391,740
Depreciation and amortization			
Depreciation		42,396	37,128
Amortization		19,583	16,757
		61,979	53,885
Other general administrative expenses			
Communication		36,610	39,852
Utility		19,519	18,822
Vehicle maintenance		3,135	3,060
Supplies		7,702	8,839
Rent		455	496
Insurance		43,790	40,089
Repairs		133	84
Entertainment		2,154	1,763
Advertising		23,118	32,629
Sales promotion		30,721	44,353
Training		3,481	2,771
Publication		572	523
Freight		571	589
(Reversal of) Provision for asset retirement obligation		(1,282)	20
Taxes and dues		52,710	53,023
		223,389	246,913
	₩	684,361	692,538

Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

37. Other Operating Income and Expenses

Other operating income and expenses for the years ended December 31, 2023 and 2022 are as follows:

Other operating income		2023	2022
Gains on recovery of bad debt (*)	₩	9,133	11,485
Reversal of other allowances		-	-
Others		296,300	146,106
		305,433	157,591
Other operating expenses			
Depreciation of lease assets		(445,185)	(351,306)
Others		(172,091)	(128,887)
		(617,276)	(480,193)
	₩	(311,843)	(322,602)

(*) Represents the interest income acquired from the bad debts.

38. Non-operating Income and Expenses

Non-operating income and expenses for the years ended December 31, 2023 and 2022 are as follows:

Non-operating income		2023	2022
Gains on disposal of property and equipment	₩	344	62,921
Reversal of litigation allowance		72	-
Miscellaneous income		1,838	472
Others		14,434	13,613
		16,688	77,006
Non-operating expenses			
Donations		(9,391)	(10,484)
Provision for litigation allowance		-	(61)
Losses on disposal of property and equipment		(631)	(161)
Impairment loss on intangible assets, and property and equipment		-	(58)
Miscellaneous losses		(376)	(136)
Others		(3,907)	(1,268)
		(14,305)	(12,168)
	₩	2,383	64,838

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

39. Income Taxes

(a) The components of income tax expense for the year ended December 31, 2023 and 2023 are as follows:

		2023	2022
Current income taxes payable	₩	183,109	189,997
Adjustments to the income tax expense for prior period		(3,854)	(16,637)
Changes in deferred tax due to changes in temporary differences		1,094	15,821
Income tax expense associated with items recorded in equity		8,815	(1,173)
Others(*)		(9,424)	(1,647)
Income tax expense	₩	179,740	186,361

(*) Income tax rate was changed due to amendments to the Corporate Tax Law in 2022 and the Local Tax Law in 2023, and accordingly the effects of the tax rate changes have been reflected in deferred tax assets (liabilities) expected to be realized after December 31, 2023.

(b) The relationship between income tax expense and profit before income taxes for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Profit before income taxes (A)	₩	805,588	795,974
Income taxes at applicable tax rate		212,675	218,893
Adjustments:			
Non-taxable income		(7,961)	(1,195)
Non-deductible expense		696	703
Tax deductions		(1,185)	(1,233)
Consolidated tax return effect and others		(24,485)	(30,807)
Income tax expense (B)	₩	179,740	186,361
Effective tax rate (B/A)		22.31%	23.41%

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

39. Income Taxes (continued)

(c) Changes in deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022 are as follows:

		2022			
		Beginning deferred tax assets (liabilities)	**Changes in profit or loss**	**Change in other comprehensive income**	**Ending deferred tax assets (liabilities)**
Accounts receivable	₩	76	-	-	76
Financial assets at FVOCI		452	(1,463)	-	(1,011)
Valuation on financial assets at FVOCI		(2,546)	-	(4,590)	(7,136)
Valuation on property and equipment, depreciation and others		(2,748)	(66)	-	(2,814)
Deferred loan origination costs		(15,898)	2,431	-	(13,467)
Derivative assets		5,379	-	5,799	11,178
Accrued expenses		17,783	1,145	-	18,928
Net defined benefit obligations		75,740	1,145	7,017	83,902
Plan assets		(83,914)	439	577	(82,898)
Other provisions		152,195	(9,916)	-	142,279
Others		(29,678)	(3,612)	-	(33,290)
	₩	116,841	(9,897)	8,803	115,747

		2022			
		Beginning deferred tax assets (liabilities)	**Changes in profit or loss**	**Change in other comprehensive income**	**Ending deferred tax assets (liabilities)**
Accounts receivable	₩	79	(3)	-	76
Financial assets at FVOCI		1,195	(743)	-	452
Valuation on financial assets at FVOCI		(6,844)	-	4,298	(2,546)
Valuation on property and equipment, depreciation and others		(2,068)	(680)	-	(2,748)
Deferred loan origination costs		(14,393)	(1,505)	-	(15,898)
Derivative assets		(1,273)	-	6,652	5,379
Accrued expenses		18,726	(943)	-	17,783
Net defined benefit obligations		72,223	16,344	(12,827)	75,740
Plan assets		(66,334)	(18,247)	667	(83,914)
Other provisions		147,613	4,582	-	152,195
Others		(16,262)	(13,416)	-	(29,678)
	₩	132,662	(14,611)	(1,210)	116,841

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

39. Income Taxes (continued)

(d) Deferred income taxes associated with items, which are not recognized as profit (loss) for the years ended December 31, 2023 and 2022 are as follows:

| | | **2023** | | | | |
| | | **December 31, 2022** | | **January 1, 2022** | | **Changes in tax** |
		Amount	**Tax effect**	**Amount**	**Tax effect**	**effect**
Changes in fair value of financial assets at FVOCI	₩	27,029	(7,136)	9,608	(2,547)	(4,589)
Effective portion of valuation gain or loss on cash flow hedges		(42,342)	11,178	(20,298)	5,378	5,800
Remeasurements of defined benefit obligations		(66,423)	17,536	(37,516)	9,943	7,593
	₩	(81,736)	21,578	(48,206)	12,774	8,804

| | | **2022** | | | | |
| | | **December 31, 2022** | | **January 1, 2022** | | **Changes in tax** |
		Amount	**Tax effect**	**Amount**	**Tax effect**	**effect**
Changes in fair value of financial assets at FVOCI	₩	9,608	(2,547)	24,889	(6,845)	4,298
Effective portion of valuation gain or loss on cash flow hedges		(20,298)	5,378	4,631	(1,274)	6,652
Remeasurements of defined benefit obligations		(37,516)	9,943	(80,373)	22,103	(12,160)
	₩	(48,206)	12,774	(50,853)	13,984	(1,210)

(e) The Company offsets a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the Company has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities before offsetting as of December 31, 2023 and 2022 are as follows:

		2023	**2022**
Deferred tax assets	₩	256,363	251,625
Deferred tax liabilities		(140,616)	(134,784)
	₩	115,747	116,841

(f) Deferred tax assets have been recognized as the Company has determined it is probable that future profits will be available against which the Company can utilize the related benefit.

(g) As of December 31, 2023 and 2022 current tax liabilities are ₩ 87,386 million and ₩ 79,203 million, respectively. For consolidated tax return, the amount is paid to the taxation authorities through the Parent company of the Company.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

40. Statements of Cash Flows

(a) Details of cash and cash equivalents as of December 31, 2023 and 2022 are summarized as follows:

		2023	2022
Cash	₩	6	2
Available deposits from banks			
Deposits on demand		361,112	360,309
Current deposits		81,840	47,470
Foreign currency deposits		53	35
Others		10	-
		493,015	407,814
Cash and cash equivalents	₩	443,021	407,816

(b) The Company presents the cash inflows and outflows of bank overdrafts and call money as net amounts, because the turnover of transactions is quick, the amounts are large, and the maturities are short.

(c) Reconciliations of the amounts of cash and cash equivalents in the statements of cash flows with the equivalent items reported in the statements of financial position as of December 31, 2023 and 2022 are as follows:

		2023	2022
Cash and cash equivalents in the statements of financial position	₩	493,057	407,852
Adjustment:			
Restricted due from banks		(36)	(36)
Time deposit (*)		(50,000)	-
Cash and cash equivalents in the statements of cash flows	₩	443,021	407,816

(*) It doesn't meet the definition of cash in Korean IFRS No. 1007 'Statements of Cash Flows'.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

40. Statements of Cash Flows (continued)

(d) The separate statements of cash flows of the Company are prepared by using indirect method. Significant transactions without cash inflows and outflows for the years ended December 31, 2023 and 2022:

		2023	2022
Transaction related right-of-use assets	₩	37,793	14,153
Valuation of financial assets at FVOCI		17,423	(15,282)
Valuation of derivatives		(22,044)	(24,929)

(e) Changes in assets and liabilities arising from financing activities for the years ended December 31, 2023 and 2022 are as follows:

		Balance at January 1, 2023	Changes from cash flows	Changes in foreign currency exchange rate	Amortization of discount on borrowings and debentures, etc.	Changes in fair value	Others	Balance at December 31, 2023
2023								
Assets								
Net derivative assets	₩	138,072	-	-	-	9,389	-	147,461
Liabilities								
Borrowings		(11,616,048)	1,641,501	(9,503)	5,958	-	238,343	(9,739,749)
Debentures		(18,467,463)	(783,981)	(24,209)	(6,775)	-	-	(19,282,428)
Lease liabilities (*)		(18,720)	9,739	-	(824)	-	(3,460)	(13,265)
	₩	(30,102,231)	867,259	(33,712)	(1,641)	-	234,883	(29,035,442)

(*) The amount of change in cash flow includes interest payments of ₩ 781 million indicated as operating activities in the cash flow statement at the time of payment.

		Balance at January 1, 2022	Changes from cash flows	Changes in foreign currency exchange rate	Amortization of discount on borrowings and debentures, etc.	Changes in fair value	Others	Balance at December 31, 2022
2022								
Assets								
Net derivative assets	₩	45,930	3,200	-	-	88,942	-	138,072
Liabilities								
Borrowings		(9,371,167)	(2,211,010)	(35,174)	1,303	-	-	(11,616,048)
Debentures		(17,771,399)	(605,800)	(85,380)	(4,884)	-	-	(18,467,463)
Lease liabilities (*)		(17,638)	8,952	-	(461)	-	(9,573)	(18,720)
	₩	(27,160,204)	(2,807,858)	(120,554)	(4,042)	-	(9,573)	(30,102,231)

(*) The amount of change in cash flow includes interest payments of ₩ 442 million indicated as operating activities in the cash flow statement at the time of payment.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

41. Contingent Liabilities and Commitments

(a) Contingent liabilities

The Company has 18 pending lawsuits as a defendant including collection of overdue credit card as of December 31, 2023 for a total claim amount of ₩ 5,307 million.

A legal provision of ₩36 million is recognized in the accompanying financial statements for expected loss due to lost litigation cases.

Additional losses may be incurred from these legal actions, however the result of such the lawsuits cannot be predicted. Management believes that the result of the lawsuits would not have significant impact on the separate financial statements.

(b) ABS (Asset-Backed Securities) commitments

In trust-type asset securitizations, trust company can demand the Company to transfer additional assets if the transferred assets are below the agreed minimum amount. As prescribed by the respective asset transfer agreements and other contracts, the Company has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods. Investor Interest based on transferred assets is provided as collateral for asset-backed securities. As of December 31, 2023, the Company has no additional obligation for the asset-backed securities.

The Company has entered into an agreement with the trust company to provide asset management services for the transferred assets. Under the agreement, the Company provides various services such as billing, collection, and management of delinquencies, and receives service fees from the trust company recorded as asset securitization income.

(c) Other commitments

i) The Company has entered an agreement with Shinhan bank for the trust and consignment in order to perform various credit card services including recruitment of credit card members and merchants.

ii) The Company is subject to take necessary measures, including accumulation of required reserve or subscription to insurances or deductions, pursuant to Article 43-3 of the Use and Protection of the Credit Information Act. Accordingly, the Company has accumulated ₩2 billion as liability reserve for electronic banking and credit information.

iii) As of December 31, 2023, the Company has limit loan commitments amounting to ₩600 billion with banks including Hana bank and SC bank. In addition, the Company has entered into loan overdraft agreements (including daily check) amounting to ₩1,325 billion with banks including Shinhan bank and KB Kookmin bank.

iv) As of December 31, 2023, the uncollectible bad debts, for which right to claim is still effective, amounts to ₩ 3,199,289 million.

v) As of December 31, 2023 and 2022, the maximum exposure to credit risk caused by unused credit commitments amounted to ₩91,226,285 million, and ₩91,358,278 million, respectively. As of December 31, 2023 and 2022, the balance of the Borrowing guarantee we provided to the subsidiary are ₩501,947 million and ₩342,367 million. As of December 31, 2023 and 2022, the securities purchase agreement signed by the Company are ₩106,726 million and ₩104,546 million, respectively.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

42. **Transfer of Financial Instruments**

The Company has transferred financial instruments including credit card receivables to Trust company pursuant to Asset-Backed Securitization Act. However, the Company retains the risks and rewards of ownership of transferred assets and continues to recognize the asset and the relevant liability.

(a) The initial transfer price of the credit card receivables in accordance with Asset-Backed Securitization Act as of December 31, 2023 and 2022 are summarized as follows:

	Transferred date	**2023**	**2022**
Shinhan Card SPC 2022-1	2022.04.28	-	679,988
Shinhan Card SPC 2022-2	2022.08.18	-	870,072
Shinhan Card SPC 2022-3	2022.12.22	-	581,594
Shinhan Card SPC 2023-1	2023.06.21	582,130	-
₩		582,130	2,131,654

(b) The financial assets that have not been qualified for derecognition and the liabilities relevant to such assets as of December 31, 2023 and 2022 are summarized as follows:

	2023	**2022**
Credit card receivables measured at amortized cost and others	₩ 3,651,781	5,163,763
Borrowings	2,314,781	2,951,109

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. **Related Parties and related Parties Transactions**

(a) As of December 31, 2023, related parties of the Company are summarized as follows:

Name of company	Control relationship
Shinhan Financial Group Co., Ltd.	Parent company
Shinhan Credit Information Co., Ltd.	Subsidiaries
Shinhan Finance LLC	Subsidiaries
Shinhan Indo Finance	Subsidiaries
Shinhan Microfinance Co., Ltd.	Subsidiaries
Shinhan Vietnam Finance Co., Ltd.	Subsidiaries
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2022-1 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2022-3 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2023-1 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Wave Technology	Associates
One Shinhan Connect Fund 1	Associates
One Shinhan Connect Fund 2	Associates
Shinhan hyper connect venture fund I	Associates
Shinhan Bank	Other related parties
Shinhan Life Insurance Co., Ltd.	Other related parties
Shinhan DS Co., Ltd.	Other related parties
Shinhan Securities Co., Ltd.	Other related parties
Jeju Bank	Other related parties
BNP Paribas Cardif Life Insurance	Other related parties
Shinhan Savings Bank	Other related parties
Shinhan Fund Partners (*)	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Shinhan Asset Management Co., Ltd.	Other related parties
SHC Management Co., Ltd.	Other related parties
Shinhan EZ General Insurance Co., Ltd.	Other related parties
Shinhan REITs Management Co., Ltd.	Other related parties
Shinhan AI Co., Ltd.	Other related parties
Shinhan Asset Trust Co., Ltd.	Other related parties
Shinhan Venture Investment Co, Ltd.	Other related parties
One Shinhan Futures Fund 1	Other related parties
One Shinhan Futures Fund 2	Other related parties
One Shinhan Futures Fund 3	Other related parties
Shinhan global flagship venture fund 1	Other related parties
Real Estate General Private Property Loan 2	Other related parties
Real Estate General Private Property Loan 3	Other related parties
Korea Credit Bureau	Other related parties
KIRAM HO CHI MINH OFFICE GENERAL PRIVATE PLACEMENT REAL ESTATE INVESTMENT TRUST(USD)	Other related parties
Shinhan hyper future's venture fund 1	Other related parties

(*) Shinhan Aitas Co., Ltd. has changed its name to Shinhan Fund Partners from the date of April 3, 2023.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(b) Significant transactions with related parties for the years ended December 31, 2023 and 2022 are as follows:

Related party / Account		2023	2022
Shinhan Financial Group Co., Ltd.			
Interest expense	₩	53,518	48,105
Fee and commission income		87	31
Fee and commission expense		14,251	14,251
Other general and administrative expense		-	83
Shinhan Finance LLC			
Fee and commission income		473	265
Shinhan Microfinance Co., Ltd.			
Fee and commission income		-	21
Other operating expenses		43	45
Shinhan Indo Finance			
Fee and commission income		223	250
Other operating expenses		10	70
Shinhan Vietnam Finance Co., Ltd.			
Interest income		3,768	3,850
Fee and commission income		339	298
(Reversal of) Provision for credit loss		(54)	57
Other operating income		-	218
Shinhan Card 2018-2 Asset Securitisation Specialty Co., Ltd.			
Interest expense		-	1,903
Shinhan Card 2019-1 Asset Securitisation Specialty Co., Ltd.			
Interest expense		-	5,846
Shinhan Card 2019-2 Asset Securitisation Specialty Co., Ltd.			
Interest expense		-	7,387
Shinhan Card 2019-3 Asset Securitisation Specialty Co., Ltd.			
Interest expense		-	4,759
Shinhan Card 2020-1 Asset Securitisation Specialty Co., Ltd.			
Interest expense		2,277	7,649
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd.			
Interest expense		4,565	4,565
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd.			
Interest expense		6,286	6,285
Shinhan Card 2022-1 Asset Securitisation Specialty Co., Ltd.			
Interest expense		14,902	10,087
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd.			
Interest expense		18,206	6,859
Shinhan Card 2022-3 Asset Securitisation Specialty Co., Ltd.			
Interest expense		16,778	461
Shinhan Card 2023-1 Asset Securitisation Specialty Co., Ltd.			
Interest expense		7,017	-

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(b) Significant transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

Related party / Account		2023	2022
Shinhan Bank (*1)			
Interest income	₩	644	234
Interest expense		5,322	2,343
Fee and commission income		1,127	2,260
Fee and commission expense		174,028	165,869
Other general and administrative expense		3,875	3,468
Other non-operating expenses		2,624	-
Other operating income		-	60
Gain on derivatives		17,902	45,322
(Reversal of) Provision for credit loss		(7)	6
Shinhan Credit Information Co., Ltd.			
Interest income		2	-
Fee and commission income		65	63
Fee and commission expense		25,502	25,258
Shinhan Life Insurance Co., Ltd.			
Interest income		1,887	747
Fee and commission income		15,292	4,879
Fee and commission expense		4,021	29
Interest expense		758	759
Other general and administrative expense		52	13
(Reversal of) Provision for credit loss		2	1
Shinhan DS Co., Ltd. (*2)			
Other operating income		2	3
Fee and commission income		-	2
Fee and commission expense		61,901	63,855
Other general and administrative expense		96	5
(Reversal of) Provision for credit loss		28	(3)
Shinhan Securities Co., Ltd. (*1)			
Interest income		228	132
Fee and commission income		192	141
Fee and commission expense		159	213
Other general and administrative expense		-	18
(Reversal of) Provision for credit loss		(2)	2
Jeju Bank			
Fee and commission income		13	13
Fee and commission expense		4	4
Shinhan Savings Bank			
Other operating income		10	1,379
Fee and commission income		779	8
Fee and commission expense		4	-
(Reversal of) Provision for credit loss		2	-
Shinhan Fund Partners			
Fee and commission income		-	1
Shinhan REITs Management Co., Ltd.			
Fee and commission income		-	16
SHC Management Co., Ltd.			
Other operating income		55	55

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. Related Parties and related Parties Transactions (continued)

(b) Significant transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

Related party / Account		2023	2022
Shinhan Asset Management Co., Ltd.	₩		
Other operating income		21	5
Fee and commission income		-	1
Interest income		5	5
Fee and commission expense		7	-
(Reversal of) Provision for credit loss		-	(3)
Shinhan Asset Management Co., Ltd.			
(Reversal of) Provision for credit loss		(1)	1
Shinhan AI Co., Ltd.			
Fee and commission income		25	16
Fee and commission expense		37	-
Other general and administrative expense		-	40
(Reversal of) Provision for credit loss		-	(2)
Shinhan EZ General Insurance Co., Ltd.			
Fee and commission income		1	1
Other operating income		-	1
(Reversal of) Provision for credit loss		1	(5)
BNP Paribas Cardif Life Insurance			
Fee and commission income		37	40
(Reversal of) Provision for credit loss		2	-

(*1) For the years ended December 31, 2023 and 2022, the Company recognized the right-of-use assets amounting to ₩9,613 million and ₩10,269 million, and lease liabilities amounting to ₩8,966 million and ₩9,924 million, respectively, according to the lease contract with the other related parties. In relation to this, the Company recognized interest expense amounting to ₩151 million and ₩20 million, respectively.

(*2) As of December 31, 2023 and 2022, the Company acquired a tangible asset amounting to ₩796 million and ₩1,915 million, and an intangible asset from other related parties amounting to ₩14,527 million and ₩10,947 million.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. Related Parties and related Parties Transactions (continued)

(c) Significant balances with the related parties as of December 31, 2023 and 2022 are summarized as follows:

Related party / Account		2023	2022
Shinhan Financial Group Co., Ltd.			
Credit card receivables	₩	505	579
Consolidated tax accounts		21,626	21,634
Shinhan Vietnam Finance Co., Ltd.			
Loan receivables		141,834	139,403
Accrued income		1,427	1,394
Allowance for Doubtful Accounts		(88)	(142)
Shinhan Card 2019-2 Asset Securitisation Specialty Co., Ltd.			
Accounts receivable		-	101,316
Shinhan Card 2019-3 Asset Securitisation Specialty Co., Ltd.			
Accounts receivable		-	61,855
Shinhan Card 2020-1 Asset Securitisation Specialty Co., Ltd.			
Accounts receivable		-	4,770
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd.			
Accounts receivable		4,436	4,208
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd.			
Accounts receivable		4,868	4,585
Shinhan Card 2022-1 Asset Securitisation Specialty Co., Ltd.			
Accounts receivable		7,163	6,886
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd.			
Accounts receivable		7,981	7,620
Shinhan Card 2022-3 Asset Securitisation Specialty Co., Ltd.			
Accounts receivable		15,698	8,797
Shinhan Card 2023-1 Asset Securitisation Specialty Co., Ltd.			
Accounts receivable		6,621	-
Shinhan Bank			
Cash and due from banks		193,860	103,303
Credit card receivables		9,229	8,674
Financing lease assets		-	39
Allowance for Doubtful Accounts		(4)	(6)
Accounts receivable		1,291	8,239
Accrued income		345	-
Security deposits paid		14,064	9,571
Derivative assets		53,290	44,644
Shinhan Securities Co., Ltd.			
Cash and due from banks		1,480	1,436
Credit card receivables		2,748	2,606
Allowance for Doubtful Accounts		(1)	(2)
Security deposits paid		300	300
Shinhan Life Insurance Co., Ltd.			
Credit card receivables		2,161	2,557
Allowance for Doubtful Accounts		(2)	(2)
Plan assets		36,056	33,236
Shinhan Capital Co., Ltd.			
Credit card receivables		340	426

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. Related Parties and related Parties Transactions (continued)

(c) Significant balances with the related parties as of December 31, 2023 and 2022 are summarized as follows

Related party / Account		2023	2022
Shinhan DS Co., Ltd.			
Credit card receivables	₩	4,443	744
Allowance for Doubtful Accounts		(30)	(3)
Jeju Bank			
Cash and due from banks		1,198	731
Shinhan Asset Management Co., Inc.			
Credit card receivables		331	295
Finance lease assets		52	64
Shinhan REITs Management Co., Ltd.			
Credit card receivables		72	65
Shinhan Saving Bank			
Credit card receivables		214	173
Allowance for Doubtful Accounts		(3)	(1)
Shinhan Credit Information Co., Ltd.			
Credit card receivables		136	142
Finance lease assets		78	-
Shinhan Fund Partners			
Credit card receivables		163	187
Shinhan AI Co., Ltd.			
Prepaid expenses		-	27
Credit card receivables		12	38
Shinhan Asset Trust Co., Ltd.			
Credit card receivables		359	349
Allowance for Doubtful Accounts		-	(1)
Shinhan Venture Investment Co, Ltd			
Credit card receivables		69	62
Shinhan EZ General Insurance Co., Ltd.			
Credit card receivables		75	55
Allowance for Doubtful Accounts		(1)	-
BNP Paribas Cardif Life Insurance			
Credit card receivables		105	117
Allowance for Doubtful Accounts		(1)	-
Total accounts receivable	₩	534,500	580,970

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(c) Significant balances with the related parties as of December 31, 2023 and 2022 are summarized as follows (continued):

Related party / Account		2023	2022
Shinhan Financial Group Co., Ltd.			
Borrowings	₩	2,234,442	2,224,939
Current tax liabilities		87,386	79,203
Accrued expenses		28,472	25,065
Allowance for unused credit commitments		-	1
Shinhan Card 2019-2 Asset Securitisation Specialty Co., Ltd.			
Borrowings		-	294,471
Accrued expenses		-	37
Shinhan Card 2019-3 Asset Securitisation Specialty Co., Ltd.			
Borrowings		-	174,990
Accrued expenses		-	27
Shinhan Card 2020-1 Asset Securitisation Specialty Co., Ltd.			
Borrowings		-	486,937
Accrued expenses		-	74
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd.			
Borrowings		349,957	349,904
Accrued expenses		62	49
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd.			
Borrowings		399,872	399,808
Accrued expenses		85	68
Shinhan Card 2022-1 Asset Securitisation Specialty Co., Ltd.			
Borrowings		399,842	399,774
Accrued expenses		203	163
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd.			
Borrowings		520,175	519,623
Accrued expenses		242	194
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd.			
Borrowings		325,968	325,603
Accrued expenses		225	450
Shinhan Card 2023-1 Asset Securitisation Specialty Co., Ltd.			
Borrowings		318,967	-
Accrued expenses		180	-
Shinhan Bank			
Derivative liabilities		229	-
Borrowings		25,700	400,000
Provision for restoration		550	550
Accounts payable		116	8,618
Accrued expenses		716	794
Lease liabilities		8,954	9,924
Allowance for unused credit commitments		7	11
Shinhan Securities Co., Ltd.			
Lease liabilities		12	-
Allowance for unused credit commitments		1	2
Shinhan Life Insurance Co., Ltd.			
Accounts payable		101	30
Accrued expenses		5,878	128
Debentures		30,000	30,000
Allowance for unused credit commitments		3	1

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(c) Significant balances with the related parties as of December 31, 2023 and 2022 are summarized as follows: (continued)

Related party / Account		2023	2022
Shinhan Capital Co., Ltd.			
Allowance for unused credit commitments		-	1
Shinhan DS Co., Ltd.			
Accrued expenses		1,201	1,009
Allowance for unused credit commitments		2	1
Shinhan Credit Information Co., Ltd.			
Accounts payable		94	2,157
Shinhan Saving Bank			
Allowance for unused credit commitments		1	-
Shinhan Asset Trust Co., Ltd.			
Allowance for unused credit commitments		-	1
Shinhan EZ General Insurance Co., Ltd.			
Allowance for unused credit commitments		1	-
BNP Paribas Cardif Life Insurance			
Allowance for unused credit commitments		2	1
Total accounts payable	₩	4,739,646	5,734,608

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. Related Parties and related Parties Transactions (continued)

(d) Fund transactions between the related parties for the years ended December 31, 2023 and 2022 are summarized as follows:

(i) Borrowing· Repayment

		2023			
Control relationship	**Related party**	**Borrowing**		**Repayment**	**Issuance of hybrid bonds (*2)**
Parent Company	Shinhan Financial Group Co., Ltd.	₩	250,000	(250,000)	300,000
Subsidiary	Shinhan Card 2018-2		-	-	-
Subsidiary	Shinhan Card 2019-1		-	-	-
Subsidiary	Shinhan Card 2019-2		-	(294,500)	-
Subsidiary	Shinhan Card 2019-3		-	(175,000)	-
Subsidiary	Shinhan Card 2020-1		-	(487,201)	-
Subsidiary	Shinhan Card 2022-1		-	-	-
Subsidiary	Shinhan Card 2022-2		-	-	-
Subsidiary	Shinhan Card 2022-3		-	-	-
Subsidiary	Shinhan Card 2023-1		319,500	-	-
Other related party (*1)	Shinhan Bank		25,700	(401,663)	-

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(d) Fund transactions between the related parties for the years ended December 31, 2023 and 2022 are summarized as follows: (continued)

(i) Borrowing· Repayment (continued)

Control relationship	Related party	Borrowing		Repayment	Issuance of hybrid bonds (*2)
		2022			
Parent Company	Shinhan Financial Group Co., Ltd.	₩	300,000	(300,000)	400,000
Subsidiary	Shinhan Card 2018-2		-	(423,000)	-
Subsidiary	Shinhan Card 2019-1		-	(400,000)	-
Subsidiary	Shinhan Card 2019-2		-	(294,500)	-
Subsidiary	Shinhan Card 2019-3		-	(175,000)	-
Subsidiary	Shinhan Card 2020-1		-	-	-
Subsidiary	Shinhan Card 2022-1		400,000	-	-
Subsidiary	Shinhan Card 2022-2		521,760	-	-
Subsidiary	Shinhan Card 2022-3		326,750	-	-
Subsidiary	Shinhan Card 2023-1		-	-	-
Other related party (*1)	Shinhan Bank		400,212	(1,729)	-

(*1) The lease liabilities recognized from the lease contracts with other related parties are ₩212 million for the year ended December 31, 2022 and repayments are ₩1,663 million and ₩1,729 million for the years ended December 31, 2023 and 2022, respectively.

(*2) The expenses related to issuance of hybrid bonds are excluded.

(ii) Investment - Collection

Control relationship	Related party	2023		2022	
		Investment	Collection	Investment	Collection
Other related party	One-Shinhan Futures New Technology Investment Association 1	₩ -	(306)	-	(397)
Other related party	One-Shinhan Futures New Technology Investment Association 2	-	(66)	-	-
Other related party	One-Shinhan Futures New Technology Investment Association 3	-	(102)	198	-
Other related party	Shinhan hyper future's venture fund 1	106	-	-	-
Other related party	KIRAM HO CHI MINH OFFICE GENERAL PRIVATE PLACEMENT REAL ESTATE INVESTMENT TRUST(USD)	30,466	-	-	-
Other related party	Shinhan global flagship venture fund 1	6,000	-	6,000	-
Other related party	Real Estate General Private Property Loan 2	2,753	(1,595)	7,561	(386)
Other related party	Real Estate General Private Property Loan 3	2,106	-	-	-
Associate	One-Shinhan Connect Fund 1	-	(208)	11,100	(12,163)
Associate	One-Shinhan Connect Fund 2	-	(4,598)	11,250	-
Associate	Shinhan hyper connect venture fund I	11,400	-	-	-
Subsidiary	Shinhan Credit Information Co., Ltd.	-	-	20,354	-

(iii) The transaction of payment and deposit that occurs due to business reasons between related parties is excluded.

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. Related Parties and related Parties Transactions (continued)

(e) Key management personnel compensations for the years ended December 31, 2023 and 2022 are as follows:

	2023	2022
Salaries and wages	₩ 2,672	3,469
Post-employment benefits	29	102
Share-based payments	1,932	1,238
	₩ 4,633	4,809

(f) The guarantee provided between the related parties as of December 31, 2023 and 2022 are as follows:

Guarantor	Guaranteed Party	Amount of guarantee 2023	2022	Details
Shinhan Card	Shinhan Indo Finance	₩ 100,320	97,080	Borrowing guarantee
Shinhan Card	Shinhan Finance Co. Ltd	205,670	114,952	Borrowing guarantee
Shinhan Card	Shinhan Vietnam Finance Co., Ltd.	182,504	117,603	Borrowing guarantee
Shinhan Card	Shinhan Microfinance Co., Ltd.	13,453	12,732	Borrowing guarantee
		501,947	342,367	

(g) The guarantee provided by related parties as of December 31, 2023 and 2022 are as follows:

Guarantor	Guaranteed Party	Amount of guarantee 2023	2022	Details
Shinhan Bank	Shinhan Card Co., Ltd.	₩ 300,000	300,000	Daily check overdraft agreement

SHINHAN CARD CO., LTD.
Notes to the Separate Financial Statements (continued)
For the years ended December 31, 2023 and 2022
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(h) The main agreement with related parties as of December 31, 2023 and 2022 are as follows:

Related Party		Amount of commitment		Details
		2023	2022	
Shinhan Bank	₩	715,529	898,006	Derivative facilities
Shinhan Indo Finance		59	57	Unused credit commitment
Shinhan Finance Co. Ltd.		11,874	95,698	Unused credit commitment
Shinhan Vietnam Finance Co., Ltd.		48,062	118,894	Unused credit commitment
Shinhan Microfinance Co., Ltd.		1,897	2,355	Unused credit commitment
Shinhan Financial Group Co., Ltd.		3,495	3,421	Unused credit card commitment
Shinhan Bank		58,116	58,225	Unused credit card commitment
Shinhan Life Insurance Co., Ltd.		6,838	5,943	Unused credit card commitment
Shinhan DS Co., Ltd.		1,057	756	Unused credit card commitment
Shinhan Securities Co., Ltd.		7,752	7,894	Unused credit card commitment
BNP Paribas Cardif Life Insurance		895	883	Unused credit card commitment
Shinhan Savings Bank		286	77	Unused credit card commitment
Shinhan Fund Partners		837	813	Unused credit card commitment
Shinhan Capital Co., Ltd.		2,250	2,164	Unused credit card commitment
Shinhan Asset Management Co., Ltd.		669	705	Unused credit card commitment
Shinhan EZ General Insurance Co., Ltd		175	195	Unused credit card commitment
Shinhan REITs Management Co., Ltd.		128	135	Unused credit card commitment
Shinhan Asset Trust Co., Ltd.		941	951	Unused credit card commitment
Shinhan Credit Information Co., Ltd.		264	258	Unused credit card commitment
Shinhan AI Co., Ltd.		88	62	Unused credit card commitment
Shinhan Venture Investment Co, Ltd.		431	-	Unused credit card commitment
Structured Entities(*)		106,726	104,546	Securities purchase commitments

(*) The amount is for Company's associates and other structured entities that are other related parties.

(i) The collateral provided to related parties as of December 31, 2023 and 2022 are as follows.

Related Party	Collateral asset		Set amount of collateral	
			2023	2022
Shinhan Bank	Bond(*)	₩	237,000	520,000

(*) The Company provides lease bonds classified as operating leases and financial leases as collateral.

(j) For the year ended December 31, 2023, the receivables acquired and sold through Shinhan Securities Co., Ltd. amounted to ₩69,354 million and ₩69,437 million, respectively, of which Shinhan Securities Co., Ltd. acquired debentures issued by the Company for ₩110,000 million.

44. **Events after the reporting period**

The Company, on February 22, 2024, resolved in a board meeting to enter into a contract for the sale of a portion of its long-term rental car assets as part of a strategic collaboration with Lotte Rental Co., Ltd. in the car rental business. Subsequent to this decision, the Company is progressing through the related procedures.

Independent Auditors' Review Report on Internal Control over Financial Reporting
(Based on a report originally issued in Korean)

To the Chief Executive Officer of
Shinhan Card Co., Ltd.

We have reviewed the accompanying ICFR Operating Status Report (the "ICFR Report") of Shinhan Card Co., Ltd. (the "Company") as of December 31, 2023. The Company's management is responsible for designing and maintaining effective ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review management's assessment and issue a report based on our review. In the accompanying report of management's assessment of ICFR, it is stated that: "Based on the assessment of the operational status of the ICFR by Company's Chief Executive Officer and Internal Accounting Manager, the Company's ICFR has been effectively designed and is operating as of December 31, 2023, in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting (the "Conceptual Framework") issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the "ICFR Committee")."

We conducted our review in accordance with ICFR Review Standards issued by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Company's ICFR Report is free of material misstatement. Our review consists principally of obtaining an understanding of the Company's ICFR, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.

A Company's ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards ("K-IFRS"). A company's ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect material misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review of the Company's ICFR Report, nothing has come to our attention that causes us to believe that the ICFR Report as of December 31, 2023 is not prepared in all material respects, in accordance with the Management Guideline for Evaluation and Reporting of Internal Control over Financial Reporting issued by the ICFR Committee.

This report applies to the Company's ICFR in existence as of December 31, 2023. We did not review the Company's ICFR subsequent to December 31, 2023. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

March 4, 2024

This report is annexed in relation to the audit of the financial statements as of and for the year ended December 31, 2023.

ICFR Operating Status Report

To the Shareholders, Board of Directors and Audit Committee of
Shinhan Card Co., Ltd.:

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Card Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting("ICFR") for the year ending December 31, 2023.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us").

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee") as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting' established by the ICFR Committee.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2023, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 15, 2024

Moon Dong Kwon, Chief Executive Officer Moon Dong Kwon

Choi Jae Hoon, Internal Accounting Manager